Exhibit 99.9
Execution Copy

Pengrowth Corporation
U.S. $150,000,000 4.93% Senior Notes, Series A, due April 23, 2010
U.S. $50,000,000 5.47% Senior Notes, Series B, due April 23, 2013

Note Purchase Agreement

Dated as of April 23, 2003

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Schedule A	—	Information Relating to Purchasers

Schedule B	—	Defined Terms

Schedule 5.4	—	Restricted Subsidiaries of the Trust and Ownership of Restricted Subsidiary or Unrestricted Subsidiary Stock

Schedule 5.5	—	Financial Statements

Schedule 5.15	—	Existing Debt

Exhibit 1-A	—	Form of 4.93% Senior Note, Series A, due April 23, 2010

Exhibit 1-B	—	Form of 5.47% Senior Note, Series B, due April 23, 2013

Exhibit 2.2	—	Form of Trust Guaranty

Exhibit 2.3	—	Form of Subordination Agreement

Exhibit 4.4(a)	—	Form of Opinion of Special Canadian Counsel to the Company, the Trust and the Trust Guarantor

Exhibit 4.4(b)	—	Form of Opinion of Special Canadian Counsel to the Purchasers

Exhibit 4.4(c)	—	Form of Opinion of Special Counsel to the Purchasers

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Pengrowth Corporation
Petro-Canada Centre, East Tower
2900, 111 — 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y6
U.S. $150,000,000 4.93% Senior Notes, Series A, due April 23, 2010
U.S. $50,000,000 5.47% Senior Notes, Series B, due April 23, 2013
Dated as of
April 23, 2003
To the purchaser listed in the attached
Schedule A who is a signatory hereto:
Ladies and Gentlemen:
     Pengrowth Corporation, a body corporate incorporated under the laws of the Province of Alberta (the “Company”), hereby agrees with you as follows:
Section 1. Authorization of Notes.
     The Company will authorize the issue and sale of (a) U.S. $150,000,000 aggregate principal amount of its 4.93% Senior Notes, Series A, due April 23, 2010 (the “Series A Notes”), and (b) U.S. $50,000,000 aggregate principal amount of its 5.47% Senior Notes, Series B, due April 23, 2013 (the “Series B Notes”; the Series A Notes and the Series B Notes being hereinafter collectively referred to as the “Notes”, such term to include any such notes issued in substitution therefor pursuant to Section 13 of this Agreement or the Other Agreements (as hereinafter defined)). The Notes shall be substantially in the form set out in Exhibits 1-A and 1-B, respectively, with such changes therefrom, if any, as may be approved by you and the Company. Certain capitalized terms used in this Agreement are defined in Schedule B; references to a “Section,” “Schedule” or an “Exhibit” are, unless otherwise specified, to a Section of, or a Schedule or an Exhibit attached to, this Agreement.
Section 2. Sale and Purchase of Notes.
     Section 2.1. Sale and Purchase of Notes. Subject to the terms and conditions of this Agreement, the Company will issue and sell to you and you will purchase from the Company, at the Closing provided for in Section 3, Notes in the principal amount and of the series specified opposite your name in Schedule A at the purchase price of 100% of the principal amount thereof. Contemporaneously with entering into this Agreement, the Company is entering into separate Note Purchase Agreements (the “Other Agreements”) identical with this Agreement with each of the other purchasers named in Schedule A (the “Other Purchasers”), providing for the sale at such Closing to each of the Other Purchasers of Notes in the principal amount and of the series specified opposite its name in Schedule A. Your obligation hereunder, and the obligations of the Other Purchasers under the Other Agreements, are several and not joint obligations, and you shall have no obligation under any Other Agreement and no liability to any Person for the performance or nonperformance by any Other Purchaser thereunder.
     Section 2.2. Trust Guaranty. Payment by the Company of all amounts due with respect to the Notes shall be absolutely and unconditionally guaranteed by Pengrowth Energy Trust, a mutual fund trust formed in accordance with the laws of Alberta (the “Trust”), pursuant to a guaranty agreement dated as of the date hereof substantially in the form attached to this Agreement as Exhibit 2.2 (the “Trust Guaranty”) in favor of the holders of the Notes.
     Section 2.3. Subordination Agreement. The Trust shall enter into a Subordination Agreement dated as of the date hereof substantially in the form attached to this Agreement as Exhibit 2.3 (the “Subordination Agreement”) pursuant to which the Trust will subordinate its right to receive payments of Debt, interest accrued thereon and premium, if any, royalty payments and obligations and all other sums which may from time to time be due and owing from the Company or any other Subsidiary to the Trust to the prior payment in full in cash of the Notes, all upon the terms and conditions set forth in the Subordination Agreement.
Section 3. Closing.
          The sale and purchase of the Notes to be purchased by you and the Other Purchasers shall occur at the offices of Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, at 10:00 a.m. Chicago time, at a closing (the “Closing”) on April 23, 2003. At the Closing, the Company will deliver to you the Notes of the series to be purchased by you in the form of a single Note for each series of the Notes to be purchased by you (or such greater number of Notes in denominations of at least U.S. $100,000 as you may request) dated the date of the Closing and registered in your name (or in the name of your nominee), against delivery by you to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company [REDACTED]. If at the Closing the Company shall fail to tender such Notes to you as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to your satisfaction, you shall, at your election, be relieved of all further obligations under this Agreement, without thereby waiving any rights you may have by reason of such failure or such nonfulfillment.
Section 4. Conditions to Closing.
          Your obligation to purchase and pay for the Notes to be sold to you at the Closing is subject to the fulfillment to your satisfaction, prior to or at the Closing, of the following conditions:
     Section 4.1. Representations and Warranties. (a) The representations and warranties of the Company in this Agreement shall be correct when made and at the time of the Closing.
          (b) The representations and warranties of the Trust in the Trust closing certificate shall be correct when made and at the time of the Closing.

     Section 4.2. Performance; No Default. Each of the Company and the Trust shall have performed and complied with all agreements and conditions contained in this Agreement, the Trust Guaranty or the Subordination Agreement required to be performed or complied with by the Company or the Trust, as the case may be, prior to or at the Closing, and after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Section 5.14), no Default or Event of Default shall have occurred and be continuing. The Company shall not have entered into, or permitted or caused the Trust or any Restricted Subsidiary to enter into, any transaction since the date of the Memorandum that would have been prohibited by Section 10 hereof had such Section applied since such date.
     Section 4.3. Compliance Certificates.
          (a) Company Officer’s Certificate. The Company shall have delivered to you an Officer’s Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1(a), 4.2 and 4.9 (as such conditions relate to the Company) have been fulfilled.
          (b) Trust Officer’s Certificate. The Company, for and on behalf of the Trust, shall have delivered to you an Officer’s Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1(b), 4.2 and 4.9 (as such conditions relate to the Trust) have been fulfilled.
          (c) Company Secretary’s Certificate. The Company shall have delivered to you a certificate certifying as to the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery by the Company of the Notes and the Agreements.
          (d) Trust Secretary’s Certificate. The Company, for and on behalf of the Trust, shall have delivered to you a certificate certifying as to the resolutions attached thereto and other legal proceedings relating to the authorization, execution and delivery by the Trust of the Trust Guaranty and the Subordination Agreement.
     Section 4.4. Opinions of Counsel. You shall have received opinions in form and substance satisfactory to you, dated the date of the Closing (a) from Macleod Dixon LLP, special Canadian counsel for the Company and the Trust covering the matters set forth in Exhibit 4.4(a) and covering such other matters incident to the transactions contemplated hereby as you or your counsel may reasonably request, relying on Bennett Jones LLP as to certain corporate and trust existence, authorization, execution and nonconflict matters as shall be acceptable to your special counsel (and the Company and the Trust hereby instruct their counsel to deliver such opinion to you) (b) from Fraser Milner Casgrain, your special Canadian counsel, covering the matters set forth in Exhibit 4.4(b) and covering such other matters incident to the transaction contemplated hereby as you may reasonably request, and (c) from Chapman and Cutler, your special counsel in connection with such transactions, substantially in the form set forth in Exhibit 4.4(c) and covering such other matters incident to such transactions as you may reasonably request.
     Section 4.5. Purchase Permitted by Applicable Law, Etc. On the date of the Closing your purchase of Notes shall (a) be permitted by the laws and regulations of each jurisdiction to which you are subject, without recourse to provisions (such as Section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (b) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (c) not subject you to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof. If requested by you, you shall have received on the date of the Closing an Officer’s Certificate certifying as to such matters of fact as you may reasonably specify to enable you to determine whether such purchase is so permitted.
     Section 4.6. Sale of Other Notes. Contemporaneously with the Closing, the Company shall sell to the Other Purchasers, and the Other Purchasers shall purchase, the Notes to be purchased by them at the Closing as specified in Schedule A.
     Section 4.7. Payment of Special Counsel Fees. Without limiting the provisions of Section 15.1, the Company shall have paid on or before the Closing the fees, charges and disbursements of your special United States and Canadian counsel referred to in Section 4.4 to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the Closing.
     Section 4.8. Private Placement Numbers. A Private Placement Number issued by Standard & Poor’s CUSIP Service Bureau (in cooperation with the Securities Valuation Office of the National Association of Insurance Commissioners) shall have been obtained for each series of the Notes.
     Section 4.9. Changes in Legal Structure. Neither the Company nor the Trust shall have changed its jurisdiction of organization or been a party to any merger, consolidation or amalgamation and none of them shall have succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 5.5.
     Section 4.10. Certain Agreements. On the date of the Closing, the Trust Guaranty and the Subordination Agreement shall have been duly executed and delivered by the parties thereto, shall be in full force and effect and you shall have received true, correct and complete copies of each of them.
     Section 4.11. Funding Instructions. At least three Business Days prior to the date of the Closing, you shall have received written instructions executed by a Responsible Officer of the Company directing the manner of the payment of funds and setting forth (a) the name and address of the transferee bank, (b) such transferee bank’s ABA number, (c) the account name and number into which the purchase price for the Notes is to be deposited, and (d) the name and telephone number of the account representative responsible for verifying receipt of such funds.
     Section 4.12. Proceedings and Documents. All legal and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory to you and your special counsel, and you and your special counsel shall have received all such counterpart originals or certified or other copies of such documents as you or they may reasonably request.
Section 5. Representations and Warranties.
          The Company represents and warrants to you on and as of the date of the Closing that:
     Section 5.1. Organization; Power and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of Alberta, and is duly qualified as an extra-provincial or a foreign corporation and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement, the Other Agreements and the Notes and to perform the provisions hereof and thereof. The Company is subject to the relevant commercial law and civil law and is generally subject to suit and it is not, nor does any of its properties or revenues, enjoy any right of immunity from any judicial proceedings, including attachment prior to judgment, attachment in aid of execution, execution of the judgment or otherwise. The execution and delivery of this Agreement, the Other Agreements and the Notes constitute private and commercial acts rather than governmental or public acts of the Company.
     Section 5.2. Authorization, Etc. This Agreement, the Other Agreements and the Notes have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement constitutes, and upon execution and delivery thereof each Note will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
     Section 5.3. Disclosure. The Company, through its agent, Lehman Brothers has delivered to you and each Other Purchaser a copy of a Confidential Offering Memorandum dated March, 2003 (the “Memorandum”), relating to the transactions contemplated hereby. The Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Trust and its Subsidiaries. This Agreement, the Memorandum, the documents, certificates or other writings delivered to you by or on behalf of the Company in connection with the transactions contemplated hereby and the financial statements listed in Schedule 5.5, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Since December 31, 2002, there has been no change in the financial condition, operations, business or properties of the Trust or any Subsidiary except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact known to the Company that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the

Memorandum or in the other documents, certificates and other writings delivered to you by or on behalf of the Company specifically for use in connection with the transactions contemplated hereby.
     Section 5.4. Organization and Ownership of Shares of Restricted Subsidiaries or Unrestricted Subsidiaries; Affiliates. (a) Schedule 5.4 contains (except as noted therein) complete and correct lists (i) of the Trust’s Subsidiaries (other than the Company), showing, as to each Subsidiary, the correct name thereof, whether it is a Restricted or Unrestricted Subsidiary, the jurisdiction of its organization and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Trust and each other Subsidiary, (ii) of the Trust’s Affiliates, other than Subsidiaries, and (iii) of the Company’s directors and senior officers.
     (b) All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Schedule 5.4 as being owned by the Trust and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Trust or another Subsidiary free and clear of any Lien (except as otherwise disclosed in Schedule 5.4).
     (c) Each Subsidiary identified in Schedule 5.4 is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as an extra-provincial or a foreign corporation or other legal entity and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.
     (d) No Subsidiary is a party to, or otherwise subject to, any legal restriction or any agreement (other than this Agreement, the Subordination Agreement, the Bank Subordination Agreement and customary limitations imposed by corporate law or legally equivalent statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Trust or any of its Subsidiaries that owns outstanding shares of capital stock or similar Equity Interests of such Subsidiary.
     Section 5.5. Financial Statements. The Company has delivered to each Purchaser copies of the financial statements of the Trust listed on Schedule 5.5. All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Trust and its Subsidiaries on a consolidated basis as of the respective dates specified in such financial statements and the consolidated results of the Trust’s operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments).

     Section 5.6. Compliance with Laws, Other Instruments, Etc. The execution, delivery and performance by the Company of this Agreement and the Notes will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Trust or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws or the legal equivalent of the foregoing, or any other agreement or instrument to which the Trust or any Subsidiary is bound or by which the Trust or any Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Trust or any Subsidiary, or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Trust or any Subsidiary.
     Section 5.7. Governmental Authorizations, Etc. No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of this Agreement or the Notes.
     Section 5.8. Litigation; Observance of Agreements, Statutes and Orders. (a) There are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Trust or any Subsidiary or any property of the Trust or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.
          (b) Neither the Trust nor any Subsidiary is in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including, without limitation, Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.
     Section 5.9. Taxes. The Trust and its Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (a) the amount of which is not individually or in the aggregate Material or (b) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Trust or a Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP. The Trust knows of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Trust and its Subsidiaries in respect of Canadian federal, provincial or other taxes for all fiscal periods are adequate. The Canadian federal and provincial income tax liabilities, if any, of the Trust and its Subsidiaries have been assessed by Canada Customs and Revenue Agency and paid for all fiscal years up to and including the fiscal year ended December 31, 2001.

     Section 5.10. Title to Property; Leases. The Trust and its Subsidiaries have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by the Trust or any Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement. All leases that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.
     Section 5.11. Licenses, Permits, Etc. (a) The Trust and its Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others.
          (b) To the best knowledge of the Company, no product of the Trust or any of its Subsidiaries infringes in any Material respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person.
          (c) To the best knowledge of the Company, there is no Material violation by any Person of any right of the Trust or any of its Subsidiaries with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by the Trust or any of its Subsidiaries.
     Section 5.12. Compliance with Pension Laws. (a) To the extent applicable, the Trust and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. Neither the Trust nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Trust or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Trust or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as could not be individually or in the aggregate Material.
          (b) To the extent applicable, the present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan’s most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan’s most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities. The term “benefit liabilities” has the meaning specified in Section 4001 of ERISA and the terms “current value” and “present value” have the meaning specified in Section 3 of ERISA.
          (c) To the extent applicable, the Trust and its ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under Section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

          (d) To the extent applicable, the expected post-retirement benefit obligation (determined as of the last day of the Trust’s most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by Section 4980B of the Code) of the Trust and its Subsidiaries is not Material.
          (e) Each Non-U.S. Pension Plan has been maintained in substantial compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and orders and has been maintained, where required, in good standing with applicable regulatory authorities; neither the Trust nor any Subsidiary has incurred any obligation in connection with the termination of or withdrawal from any Non-U.S. Pension Plan; and the present value of the accrued benefit liabilities (whether or not vested) under each Non-U.S. Pension Plan, determined as of the end of the Trust’s most recently ended fiscal year on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Non-U.S. Pension Plan allocable to such benefit liabilities. All contributions required to be made with respect to a Non-U.S. Pension Plan have been timely made.
          (f) The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975(c)(1)(A)-(D) of the Code. The representation by the Company in the first sentence of this Section 5.12(f) is made in reliance upon and subject to the accuracy of your representation in Section 6.2 as to the sources of the funds to be used to pay the purchase price of the Notes to be purchased by you.
     Section 5.13. Private Offering by the Company. Neither the Company nor anyone acting on its behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than you, the Other Purchasers and not more than 50 other Institutional Investors, each of which has been offered the Notes at a private sale for investment. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act.
     Section 5.14. Use of Proceeds; Margin Regulations. The Company will apply the proceeds of the sale of the Notes to the temporary (but not permanent) reduction of Debt outstanding pursuant to the Bank Facility. No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). The Company does not own margin stock. As used in this Section, the terms “margin stock” and “purpose of buying or carrying” shall have the meanings assigned to them in said Regulation U.

     Section 5.15. Existing Debt; Future Liens. (a) Schedule 5.15 sets forth a complete and correct list of all outstanding Debt of the Trust and its Subsidiaries as of April 17, 2003, since which date there has been no Material Change in the amounts, interest rates, sinking funds, installment payments or maturities of the Debt of the Trust or its Subsidiaries. Neither the Trust nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of the Trust or such Subsidiary and no event or condition exists with respect to any Debt of the Trust or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.
          (b) Neither the Trust nor any Subsidiary has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 10.4.
     Section 5.16. Foreign Assets Control Regulations, Etc. Neither the sale of the Notes by the Company hereunder nor its use of the proceeds thereof will violate the United States Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto. Without limiting the foregoing, (a) neither the Trust nor any Subsidiary (i) is or will become a person whose property or interests in property are blocked pursuant to Section 1 of United States Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) or (ii) to its knowledge, engages or will engage in any dealings or transactions, or be otherwise associated, with any such person and (b) the Trust and its Subsidiaries are in compliance, in all Material respects, with the U.S.A. Patriot Act of 2001 (signed into law October 26, 2001).
     Section 5.17. Status under Certain Statutes. Neither the Company nor any Subsidiary is an “investment company” registered or required to be registered subject to regulation under the United States Investment Company Act of 1940, as amended, or is subject to regulation under the United States Public Utility Holding Company Act of 1935, as amended, or the United States Federal Power Act, as amended.
     Section 5.18. Notes Rank Pari Passu. The obligations of the Company under this Agreement and the Notes rank at least pari passu in right of payment with all other unsecured Senior Debt (actual or contingent) of the Company, including, without limitation, all unsecured Senior Debt of the Company described in Schedule 5.15.
     Section 5.19. Environmental Matters. Neither the Company nor any Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against the Trust or any of its Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed to you in writing:

          (a) neither the Company nor any Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;
          (b) neither the Trust nor any Subsidiary has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them or has disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and
          (c) all buildings on all real properties now owned, leased or operated by the Trust or any Subsidiary are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.
Section 6. Representations of the Purchaser.
     Section 6.1. Purchase for Investment. (a) You represent that you are purchasing the Notes for your own account or for one or more separate accounts maintained by you or for the account of one or more pension or trust funds and not with a view to the distribution thereof; provided that the disposition of your or their property shall at all times be within your or their control. You understand that the Notes have not been registered under the Securities Act or qualified for distribution by a prospectus under Canadian federal or provincial securities laws and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and may be resold in Canada only in compliance with applicable Canadian federal and provincial securities laws and that the Company is not required to register the Notes in the United States or Canada.
     (b) If you are a resident of Canada, (i) you are purchasing the Notes as principal or for a managed amount or accounts (each of which is purchasing not less than $150,000 of Notes) on behalf of which your purchase is deemed to be as principal under applicable securities legislation, and if you are a resident of Alberta, British Columbia or Ontario, you are an “accredited investor” as such term is defined in applicable Rules pursuant to securities legislation of such province and (ii) you acknowledge that the sale and delivery of the Notes to you and (if applicable) to any purchaser on whose behalf you are contracting hereunder, is conditional upon such sale being exempt from the prospectus filing requirements under applicable securities laws in the province of Canada in which you are resident; the Notes are subject to resale restrictions under applicable securities laws; you have been advised to consult your own legal advisors with respect to applicable re-sale restrictions; and you will comply with all relevant securities legislation concerning any re-sale of the Notes.

     Section 6.2. Source of Funds. You represent that at least one of the following statements is an accurate representation as to each source of funds (a “Source”) to be used by you to pay the purchase price of the Notes to be purchased by you hereunder:
          (a) the Source is an “insurance company general account” within the meaning of Department of Labor Prohibited Transaction Exemption (“PTE”) 95-60 (issued July 12, 1995) and there is no employee benefit plan, treating as a single plan, all plans maintained by the same employer or employee organization, with respect to which the amount of the general account reserves and liabilities for all contracts held by or on behalf of such plan, exceed ten percent (10%) of the total reserves and liabilities of such general account (exclusive of separate account liabilities) plus surplus, as set forth in the NAIC Annual Statement filed with your State of domicile; or
          (b) the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 (issued January 29, 1990), or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 (issued July 12, 1991) and, except as you have disclosed to the Company in writing pursuant to this Section 6.2(b), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or
          (c) the Source constitutes assets of an “investment fund” (within the meaning of Part V of the QPAM Exemption) managed by a “qualified professional asset manager” or “QPAM” (within the meaning of Part V of the QPAM Exemption), no employee benefit plan’s assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the conditions of Part l(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a Person controlling or controlled by the QPAM (applying the definition of “control” in Section V(e) of the QPAM Exemption) owns a 5% or more interest in the Company and (i) the identity of such QPAM and (ii) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Company in writing pursuant to this Section 6.2(c); or
          (d) the Source is a governmental plan; or
          (e) the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this Section 6.2(e); or
          (f) the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

          As used in this Section 6.2, the terms “employee benefit plan”, “governmental plan”, “party in interest” and “separate account” shall have the respective meanings assigned to such terms in Section 3 of ERISA.
Section 7. Information as to the Company.
     Section 7.1. Financial and Business Information. The Company shall deliver to each holder of Notes that is an Institutional Investor:
          (a) Quarterly Statements — within 60 days after the end of each quarterly fiscal period in each fiscal year of the Trust (other than the last quarterly fiscal period of each such fiscal year), duplicate copies of:
          (i) an unaudited consolidated balance sheet of the Trust (on a consolidated basis with respect to the Trust and its Subsidiaries) as at the end of such quarter, and
          (ii) unaudited consolidated statements of income, cash flow and trust unitholders’ equity of the Trust (on a consolidated basis with respect to the Trust and its Subsidiaries) for such quarter and (in the case of the second and third quarters) for the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and certified by a Senior Financial Officer as fairly presenting, in all material respects, the consolidated financial position of the Trust being reported on and the results of operations and cash flows;
          (b) Annual Statements — within 120 days after the end of each fiscal year of the Trust, duplicate copies of,
          (i) a consolidated balance sheet of the Trust (on a consolidated basis with respect to the Trust and its Subsidiaries), as at the end of such year, and
          (ii) consolidated statements of income, cash flow and trust unitholders’ equity of the Trust (on a consolidated basis with respect to the Trust and its Subsidiaries), for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by:
          (1) a report thereon of a firm of independent chartered accountants of recognized international standing selected by the Trust to the effect that such financial statements present fairly, in all material respects, the consolidated financial position of the Trust and its Subsidiaries and their consolidated results of operations and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards and included such tests of the accounting records and such other auditing procedures as said accountants deemed necessary in the circumstances, and
          (2) a certificate of such accountants stating that, in making the audit necessary for their report on such financial statements, they have obtained no knowledge of a failure by the Company to comply with the financial covenants contained in Sections 10.1, 10.2 and 10.3 of this Agreement, or if they have obtained knowledge of a failure to comply with the financial covenants contained in Sections 10.1, 10.2 and 10.3 of this Agreement, specifying the nature and period of existence thereof (it being understood and agreed that such accountants shall not be liable to anyone by reason of their failure to obtain knowledge of a failure to comply with the financial covenants contained in Sections 10.1, 10.2 and 10.3 of this Agreement).
          (c) Alberta Securities Commission and Other Reports — promptly upon their becoming available, one copy of (i) each financial statement sent by the Trust or any Restricted Subsidiary to securities holders generally, and (ii) each regular or material periodic report, each registration statement (without exhibits except as expressly requested by such holder), and each prospectus and all amendments thereto filed by the Trust or any Restricted Subsidiary with any securities commission, including, without limitation, the Alberta Securities Commission or the United States Securities and Exchange Commission or any successor agency to any of the foregoing or any other Canadian or United States Federal or state or provincial securities regulatory authority or with any Canadian or United States stock exchange and of all press releases and other statements made available generally by the Trust or any Restricted Subsidiary to the public concerning developments that are Material;
          (d) Notice of Default or Event of Default — promptly, and in any event within five days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(f), a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto;
          (e) ERISA Matters — promptly, and in any event within five days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Trust or an ERISA Affiliate proposes to take with respect thereto:
          (i) with respect to any Plan, any reportable event, as defined in Section 4043(b) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or
          (ii) the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Trust or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or
          (iii) any event, transaction or condition that could result in the incurrence of any liability by the Trust or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Trust or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect;
          (f) Notices from Governmental Authority — promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Trust or any Restricted Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;
          (g) Current Reserve Reports — concurrently with the delivery of the annual financial statements of the Trust pursuant to Section 7.1(b), a Current Reserve Report pertaining to the immediately preceding fiscal year; and
          (h) Company Financial Statements — if and for so long as the Trust and its Restricted Subsidiaries on a consolidated basis (excluding Unrestricted Subsidiaries) contribute in the aggregate less than 90% of the consolidated revenue of the Trust and its Subsidiaries on a consolidated basis, then the Company shall be required, within the respective periods provided in Sections 7.1(a) and 7.1(b), to provide consolidated financial statements of the Trust and its Restricted Subsidiaries on a consolidated basis pursuant to Sections 7.1(a) and 7.1(b), without taking into consideration the financial statements pertaining to the Trust and its Subsidiaries on a consolidated basis, together with a table reflecting eliminations or adjustments required to reconcile such financial statements to the financial statements of the Trust and its Subsidiaries on a consolidated basis, with the effect and result that financial terms and definitions used in determining compliance with financial covenants herein contained shall be reported on the basis of financial statements pertaining to the Trust and its Restricted Subsidiaries only (excluding Unrestricted Subsidiaries), rather than the Trust and its Subsidiaries on a consolidated basis; and

          (i) Requested Information — with reasonable promptness, such other data and information relating to the business, operations, financial condition, assets or properties of the Trust or any Restricted Subsidiary or relating to the ability of the Company to perform its obligations hereunder and under the Notes as from time to time may be reasonably requested by any such holder of Notes, including without limitation, such information as is required by SEC Rule 144A under the Securities Act to be delivered to any prospective transferee of the Notes.
     Section 7.2. Officer’s Certificate. Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a) or Section 7.1(b) hereof shall be accompanied by a certificate of a Senior Financial Officer setting forth:
          (a) Covenant Compliance — the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Sections 10.1 through 10.5 hereof, inclusive, during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and
          (b) Event of Default — a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Trust and the Restricted Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Trust or any Restricted Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Trust or any Restricted Subsidiary, as the case may be, shall have taken or proposes to take with respect thereto.
     Section 7.3. Inspection. The Company shall permit the representatives of each holder of Notes that is an Institutional Investor:
          (a) No Default — if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the finances and accounts of the Trust and the Restricted Subsidiaries with the Company’s officers, and (with the consent of the Company, which consent will not be unreasonably withheld) its independent chartered accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Trust and the Restricted Subsidiaries, all at such reasonable times and as often as may be reasonably requested in writing; and

          (b) Default — if a Default or Event of Default then exists, at the expense of the Company, to visit and inspect any of the offices or properties of the Trust and the Restricted Subsidiaries, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective finances and accounts with their respective officers and independent chartered accountants (and by this provision the Trust and the Company authorize said accountants to discuss the finances and accounts of the Trust and the Restricted Subsidiaries), all at such times and as often as may be requested.
Section 8. Prepayment of the Notes.
     Section 8.1. Required Prepayments. No regular scheduled payment of the principal of either series of the Notes is required prior to the date of its maturity.
     Section 8.2. Optional Prepayments. The Company may, at its option, upon notice provided below, prepay at any time all, or from time to time any part of, the Notes in an amount not less than 5% of the aggregate principal amount of the Notes then outstanding (but if in the case of a partial prepayment, then against each series of Notes in proportion to the aggregate principal amount outstanding of each series), at 100% of the principal amount so prepaid, together with interest accrued thereon to the date of such prepayment, plus the Make-Whole Amount determined for the prepayment date with respect to such principal amount. The Company will give each holder of Notes written notice of each optional prepayment under this Section 8.2 not less than 30 days and not more than 60 days prior to the date fixed for such prepayment. Each such notice shall specify such date, the aggregate principal amount of each series of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.4), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall also be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business Days prior to any prepayment pursuant to this Section 8.2, the Company shall deliver to each holder of Notes a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.
     Section 8.3. Redemption for Reasons of Taxation. If in the good faith opinion of the Board of Directors of the Company (which determination shall be accompanied by a written opinion of an independent tax counsel of recognized national standing to the same such effect), the Company would be obligated to pay a Tax Indemnity Amount greater than 5% of any interest payment in respect of the Notes pursuant to Section 14.3 as a result of a change of tax law after the date of this Agreement, then and in such event, but only in such event, on the occasion of any payment pursuant to Section 14.3, the Company may, by giving written notice to each holder of the Notes not less than 30 days nor more than 60 days before the date fixed for a prepayment pursuant to this Section 8.3, prepay all (but not less than all) of the outstanding Notes of the applicable series with respect to which any such amounts will be payable by payment of the principal amount of the Notes and accrued interest thereon to the date of such prepayment, together with any amount then due and owing pursuant to Section 14.3, but without premium.

At any time on or after the date on which any holder of the Notes receives notice pursuant to this Section 8.3 that the Company intends to prepay the Notes held by such holder pursuant to this Section 8.3, but not less than two Business Days prior to the date scheduled for such prepayment, such holder may, by notice delivered to the Company in the manner provided in Section 18, irrevocably waive any and all right to any payment of any additional amounts the Company would become obligated to pay under Section 14.3 as a result of any deduction or withholding which would be required with respect to any Relevant Tax, such waiver to be effective as of the date of delivery by the Company of such notice of prepayment and to survive termination of this Agreement and payment in full of the Notes, provided that no such waiver shall be deemed to constitute a waiver of any right to receive a payment in full under Section 14.3 in respect of any other event or condition that shall have given rise to the Company’s prepayment right under this Section 8.3, including, without limitation, any increase in the amount of any payment that a holder of any Note would be entitled to receive under Section 14.3 notwithstanding any waiver previously delivered pursuant to this Section 8.3. Effective upon receipt of notice of such waiver, the Company shall then cease to have any right of prepayment with respect to such Notes under this Section 8.3 in respect of the Relevant Tax to which the notice relates. True, correct and complete copies of any determination by the Board of Directors of the Company as to the existence of any such obligation to pay a Relevant Tax as herein contemplated and the opinion of independent tax counsel of recognized standing to the same such effect shall be furnished to each holder of the Notes concurrently with any written notice delivered to the holders of the Notes pursuant to the first sentence of this Section 8.3.
     Section 8.4. Allocation of Partial Prepayments. In the case of each partial prepayment of the Notes pursuant to Section 8.2, the principal amount of the Notes to be prepaid shall be (a) allocated among each series of Notes in proportion to the aggregate unpaid principal amount of each such series of Notes and (b) allocated pro rata among all of the holders of each series of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment. All prepayments pursuant to Section 8.3 shall be applied as therein provided.
     Section 8.5. Maturity; Surrender, Etc. In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.
     Section 8.6. Purchase of Notes. The Company will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any series of the outstanding Notes or any part or portion of any series thereof except upon the payment or prepayment of each series of the Notes in accordance with the terms of this Agreement and the Notes. The Company will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.
     Section 8.7. Make-Whole Amount. The term “Make-Whole Amount” means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal; provided that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:
          “Called Principal” means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.
          “Discounted Value” means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.
          “Reinvestment Yield” means, with respect to the Called Principal of any Note, 0.50%, whether in the case of any prepayment of the Notes pursuant to Section 8.2 or in the case of the acceleration of the Notes pursuant to Section 12.1, over the yield to maturity implied by (a) the yields reported, as of 10:00 A.M. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PX1” of the Bloomberg Financial Markets Services Screen (or, if not available, any other national recognized trading screen reporting on-line intraday trading in the U.S. Treasury securities) for actively traded on-the-run U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (b) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable, the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded on-the-run U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. Such implied yield will be determined, if necessary, by (i) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (ii) interpolating linearly between (1) the actively traded on-the-run U.S. Treasury security with the maturity closest to and greater than the Remaining Average Life and (2) the actively traded on-the-run U.S. Treasury security with the maturity closest to and less than the Remaining Average Life.
          “Remaining Average Life” means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (a) such

Called Principal into (b) the sum of the products obtained by multiplying (i) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (ii) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.
          “Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date; provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2 or 12.1.
          “Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.
Section 9. Affirmative Covenants.
The Company covenants that so long as any of the Notes are outstanding:
     Section 9.1. Compliance with Law. (a) The Company will, and will cause the Trust and each other Restricted Subsidiary to, comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, ERISA and applicable laws in respect of Non-U.S. Pension Plans and all Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     (b) Without limiting Section 9.1(a), the Company will not, and will not permit the Trust or any other Restricted Subsidiary, to take any action that would cause any supplemental pension plan, any employee pension arrangement or any employee benefit plan maintained by it to be terminated in a manner which could reasonably be anticipated to result in the imposition of a Material Lien on any property of the Trust or any Restricted Subsidiary pursuant to any Canadian federal or provincial law, nor will the Company permit the Trust or any other Restricted Subsidiary to withdraw from any multiemployer plan if, in any such case, such termination or withdrawal would result in the occurrence of an Event of Default under Section 11(k).

     Section 9.2. Insurance. The Company will, and will cause the Trust and each other Restricted Subsidiary to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated, except where the failure to maintain any such insurance could not reasonably be expected to have a Material Adverse Effect.
     Section 9.3. Maintenance of Properties. The Company will, and will cause the Trust and each other Restricted Subsidiary to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times; provided that this Section 9.3 shall not prevent the Trust or any Restricted Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     Section 9.4. Payment of Taxes and Claims. The Company will, and will cause the Trust and each other Restricted Subsidiary to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Trust or any Restricted Subsidiary; provided that neither the Trust nor any Restricted Subsidiary need pay any such tax or assessment or claims if (a) the amount, applicability or validity thereof is contested by the Trust or such Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Trust or a Restricted Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Trust or such Restricted Subsidiary or (b) the nonpayment of all such taxes and assessments in the aggregate could not reasonably be expected to have a Material Adverse Effect.
     Section 9.5. Legal Existence, Etc. Subject to Section 10.6, the Company will at all times preserve and keep in full force and effect its legal existence and will cause the Trust to keep and effect its existence as a mutual fund trust (within the meaning of the Income Tax Act (Canada)) and as a trust validly subsisting under the laws of the Province of Alberta. Subject to Sections 10.6 and 10.7, the Company will at all times preserve and keep in full force and effect the legal existence of each other Restricted Subsidiary (unless merged into the Trust, the Company or another Restricted Subsidiary) and all rights and franchises of the Trust and the Restricted Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect such legal existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

     Section 9.6. Nature of Business. Neither the Trust nor any Restricted Subsidiary will engage in any business if, as a result, the general nature of the business, taken on a consolidated basis, which would then be engaged in by the Trust and the Restricted Subsidiaries would be substantially changed from its business relating to the development, production, processing and transportation of hydrocarbons.
     Section 9.7. Notes to Rank Pari Passu. The Notes and all other obligations under this Agreement of the Company are and at all times shall remain direct and unsecured obligations of the Company ranking pari passu as against the assets of the Company with all other present and future unsecured Senior Debt (actual or contingent) of the Company.
     Section 9.8. Designation of Restricted Subsidiaries. The Company may designate or redesignate any Unrestricted Subsidiary as a Restricted Subsidiary and may designate or redesignate any Restricted Subsidiary as an Unrestricted Subsidiary; provided that: (a) the Company shall have given not less than 30 days’ prior written notice to the holders of the Notes that a Senior Financial Officer has made such determination, (b) immediately after giving effect to the designation or redesignation, as the case may be, no Default or Event of Default would exist, (c) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and after giving effect thereto, such Unrestricted Subsidiary so designated shall not, directly or indirectly, own any Debt (other than Debt that could at the time of such designation be incurred within the limitations of this Agreement) or capital stock of the Trust or any Restricted Subsidiary, (d) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary and after giving effect thereto, all existing Priority Debt of such Restricted Subsidiary so designated shall be permitted within the limitations of Section 10.3(b) and all existing Liens of such Restricted Subsidiary so designated shall be permitted within the applicable limitations of Section 10.4, notwithstanding that any such Priority Debt or Lien existed as of the date of Closing, (e) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, such Restricted Subsidiary shall not at any time after the date of this Agreement have previously been designated as an Unrestricted Subsidiary more than once, and (f) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary, such Unrestricted Subsidiary shall not at any time after the date of this Agreement have previously been designated as a Restricted Subsidiary more than once.
Section 10. Negative Covenants.
          The Company covenants that so long as any of the Notes are outstanding:
     Section 10.1. Interest Coverage Ratio. The Company will at all times keep and maintain the ratio of (a) Consolidated EBITDA for the four immediately preceding fiscal quarters to (b) Consolidated Interest Expense for such four fiscal quarter period at not less than 4.0 to 1.0, with the determination of compliance by the Company with this Section 10.1 to be made as at the end of each fiscal quarter.
     Section 10.2. Maximum Debt to Consolidated Total Established Reserves. The Company will not, as at the end of each fiscal year of the Trust, permit Consolidated Total Debt to exceed

60% of the Consolidated Total Established Reserves determined and calculated not later than the last day of the first fiscal quarter of the next succeeding fiscal year of the Trust.
     Section 10.3. Limitation on Debt. (a) The Company will not at any time permit the ratio of (i) Consolidated Total Debt to (ii) Consolidated EBITDA for each period of four consecutive fiscal quarters to exceed 3.5 to 1.0, with the determination of compliance by the Company with this Section 10.3 to be made as at the end of each fiscal quarter.
          (b) The Company will not, and will not permit the Trust or any other Restricted Subsidiary to, create, issue, assume, guarantee or otherwise incur or in any manner become liable in respect of any Priority Debt, unless after giving effect thereto and to the application of the proceeds thereof, the aggregate amount of all Consolidated Priority Debt (including the Priority Debt then to be created, issued, assumed, guaranteed or otherwise incurred) does not exceed 20% of Consolidated Net Worth.
     Section 10.4. Limitation on Liens. The Company will not, and will not permit the Trust or any other Restricted Subsidiary to, create or incur, or suffer to be incurred or to exist, any Lien on its or their property or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom, or transfer any property for the purpose of subjecting the same to the payment of obligations in priority to the payment of its or their general creditors, or acquire or agree to acquire, or permit the Trust or any other Restricted Subsidiary to acquire, any property or assets upon conditional sales agreements or other title retention devices, except:
          (a) Liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Trust or any Restricted Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Trust and the Restricted Subsidiaries taken as a whole;
          (b) Liens of any judgments rendered, or claim filed, against the Trust or any Restricted Subsidiary which the Trust or any such Restricted Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Trust and the Restricted Subsidiaries taken as a whole;
          (c) Liens imposed or permitted by law, such as carriers’ liens, builders’ liens, materialmen’s liens and other liens, privileges or other charges of a similar nature incurred in the ordinary course of business of the Trust or any Restricted Subsidiary which relate to obligations not due or delinquent or, if due or delinquent, which Lien the Trust and/or such Restricted Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Trust and its Restricted Subsidiaries taken as a whole;
          (d) undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted and not in connection with the borrowing of money and which, in any event, have not been filed pursuant to law against the Trust or any Restricted Subsidiary or any of their respective properties or in respect of which no steps or proceedings to enforce such Liens have been initiated or which relate to obligations which are not due or delinquent or, if due or delinquent, are being contested in good faith by the Trust or such Restricted Subsidiary; provided that any such contest will involve no risk of loss of any Material part of the property of the Trust and the Restricted Subsidiaries taken as a whole;
          (e) Liens incurred or created in the ordinary course of business and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favor of any other Person conducting the development or operation of the property to which such Liens relate, for the Trust’s or any Restricted Subsidiary’s portion of the costs and expenses of such development or operation but not, in any event, in connection with the borrowing of money; provided that such costs or expenses are not in any event due or delinquent or, if due or delinquent, are being contested in good faith by the Trust or such Restricted Subsidiary or such contest will involve no risk of loss of any Material part of the property of the Trust and its Restricted Subsidiaries taken as a whole;
          (f) overriding royalty interests, net profit interests, reversionary interests and carried interests or other similar burdens on petroleum substance production in respect of the Trust’s or any Restricted Subsidiary’s oil and gas properties that are entered into with or granted on an arm’s length basis to third parties in the ordinary course of business and for the purpose of carrying on the same and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted, but not, in any event, in connection with the borrowing of money;
          (g) Liens for penalties arising under ordinary course non-participation provisions of operating agreements in respect of the Trust’s or any Restricted Subsidiary’s oil and gas properties, which either alone or in the aggregate do not materially detract from the value of any Material part of the property of the Trust and its Restricted Subsidiaries taken as a whole;
          (h) easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by the Trust or any Restricted Subsidiary (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not Materially detract from the value of such land or impair in a Material way its use in the operation of the business of the Trust and the Restricted Subsidiaries taken as a whole;
          (i) Liens arising in connection with workers’ compensation, unemployment insurance, pension and employment laws or regulations and not in connection with the borrowing of money; provided that (i) the obligations secured are not due or delinquent or, if due or delinquent, are being contested in good faith and (ii) any such contest will involve no risk of loss of any Material part of the property of the Trust and its Restricted Subsidiaries taken as a whole;
          (j) Liens in favor of a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other governmental authority in the ordinary course of the business operations of the Trust and the Restricted Subsidiaries; provided that any such Lien does not, either alone or in the aggregate, impair in a Material way the use of any property subject to such security interest in the conduct of the business of the Trust and the Restricted Subsidiaries taken as a whole;
          (k) the right reserved to or vested in any governmental body by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;
          (l) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;
          (m) Liens created or incurred in favour of a third party under any joint venture agreement, partnership agreement, operating agreement or similar agreement affecting the property which is the subject of such agreement, provided that (i) such agreement is entered into in the ordinary course of its business, on arms’ length commercial terms, not in connection with the borrowing of money and otherwise in accordance with industry practice, (ii) reciprocal Liens or equivalent remedies are provided by the other parties to such agreement for the benefit of the Trust or any Restricted Subsidiary in circumstances where the creditworthiness of such other parties is essentially equivalent to or less than that of the Trust or the Company and (iii) the Liens have not become the subject of realization actions under applicable law, or if they have: (1) such realization actions are being contested by the Trust or a Restricted Subsidiary, as applicable, diligently and in good faith by appropriate proceedings, and (2) the final outcome of any such realization action could not reasonably be expected to have a Material Adverse Effect;
          (n) Liens securing Non-Recourse Debt;
          (o) Liens securing Debt of the Trust or a Restricted Subsidiary to the Trust or another Wholly-owned Restricted Subsidiary;
          (p) Liens existing as of the date of the Closing and described on Schedule 5.15;
          (q) Liens created or incurred after the date of the Closing given to secure the payment of the purchase price incurred in connection with the acquisition or purchase or the cost of construction of property or of assets useful and intended to be used in carrying on the business of the Trust or a Restricted Subsidiary, including Liens existing on such property or assets at the time of acquisition thereof or at the time of completion of construction, as the case may be, whether or not such existing Liens were given to secure the payment of the acquisition or purchase price or cost of construction, as the case may be, of the property or assets to which they attach; provided that (i) the Lien shall attach solely to the property or assets acquired, purchased or constructed, (ii) such Lien shall have been created or incurred within 180 days of the date of acquisition or purchase or completion of construction, as the case may be, (iii) at the time of acquisition or purchase or of completion of construction of such property or assets, the aggregate amount remaining unpaid on all Debt secured by Liens on such property or assets, whether or not assumed by the Trust or a Restricted Subsidiary, shall not exceed an amount equal to 100% of the lesser of the total purchase price or fair market value at the time of acquisition or purchase (as determined in good faith by the Board of Directors of the Company) or the cost of construction on the date of completion thereof, and (iv) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder);
          (r) any Lien existing on property or assets of a Person at the time such Person is consolidated, merged or amalgamated with or into the Trust or a Restricted Subsidiary or (subject always to Section 9.8(d)) its becoming a Restricted Subsidiary, or any Lien existing on any property or assets acquired by the Trust or any Restricted Subsidiary at the time such property or assets are so acquired (whether or not the Debt secured thereby shall have been assumed), provided that (i) each such Lien shall extend solely to the property or assets so acquired, (ii) any such Lien shall not have been created or assumed in contemplation of such consolidation, amalgamation, merger or acquisition, and (iii) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder);
          (s) Liens created or incurred after the date of the Closing given to secure Debt of the Trust or any Restricted Subsidiary in addition to the Liens permitted by the preceding clauses (p), (q) and (r) of this Section 10.4; provided that (i) all Debt secured by such Liens shall have been incurred within the limitations provided in Section 10.3(b) and (ii) after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder); and
          (t) any extension, renewal or refunding of any Lien permitted by the preceding clauses (p), (q) or (r) of this Section 10.4 in respect of the same property theretofore subject to such Lien in connection with the extension, renewal or refunding of the Debt secured thereby; provided that (i) such extension, renewal or refunding of Debt shall be without increase in the principal amount remaining unpaid as of the date of such extension, renewal or refunding, (ii) such Lien shall attach solely to the same such property, (iii) the maturity date of the Debt to be so extended, renewed or refunded shall not be reduced or shortened, and (iv) at the time of such extension, renewal or refunding and after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder).
     Section 10.5. Restricted Payments. Neither the Company nor any other Restricted Subsidiary will make any Restricted Payment to the Trust if at the time of the making thereof, a Default or Event of Default exists (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder) or if after giving effect to the proposed Restricted Payment a Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder).
     Section 10.6. Mergers, Consolidations and Sales of Assets. The Company will not, and will not permit the Trust or any other Restricted Subsidiary to, consolidate with or be a party to a merger or amalgamation with any other Person, or sell, lease or otherwise dispose of all or substantially all of its assets; provided that:
          (a) any Restricted Subsidiary may merge, consolidate or amalgamate with or into the Trust or any other Restricted Subsidiary so long as in any merger, consolidation or amalgamation involving the Trust or the Company, the Trust or the Company, as the case may be, shall be the surviving or continuing Person;
          (b) a Restricted Subsidiary (other than the Company) may sell or otherwise dispose of all or substantially all of the assets of such Restricted Subsidiary to any Person for consideration which represents the fair market value of such assets (as determined in good faith by the Board of Directors of the Company) at the time of such sale or other disposition, if such sale or other disposition is consummated within the limitations of Section 10.7;
          (c) the Company may consolidate, merge or amalgamate with or into any other legal entity if (i) the legal entity which results from such consolidation, merger or amalgamation (the “surviving Person") is organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia, (ii) the due and punctual payment of the principal of and premium, if any, and interest on all of the Notes, according to their tenor, and the due and punctual performance and observation of all of the covenants in the Notes and this Agreement to be performed or observed by the Company are expressly assumed in writing by the surviving Person and the surviving Person shall furnish to the holders of the Notes an opinion of counsel satisfactory to the Required Holders to the effect that the instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of the surviving Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles, (iii) the Trust shall have affirmed in writing its obligations under this Agreement, the Trust Guaranty and the Subordination Agreement, and (iv) at the time of such consolidation, merger or amalgamation and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder);
          (d) the Company may sell or otherwise dispose of all or substantially all of its assets (other than assets of Restricted Subsidiaries, which may be sold or otherwise disposed of pursuant to Section 10.7) to any Person for consideration which represents the fair market value of such assets (as determined in good faith by the Board of Directors of the Company) at the time of such sale or other disposition if (i) the acquiring Person is a legal entity organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia, (ii) the due and punctual payment of the principal of and premium, if any, and interest on all the Notes, according to their tenor, and the due and punctual performance and observance of all of the covenants in the Notes and in this Agreement to be performed or observed by the Company are expressly assumed in writing by the acquiring Person and the acquiring Person shall furnish to the holders of the Notes an opinion of counsel satisfactory to the Required Holders to the effect that the instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of such acquiring Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles, (iii) the Trust shall have affirmed in writing its obligations under this Agreement, the Trust Guaranty and the Subordination Agreement, and (iv) at the time of such sale or disposition and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder);
          (e) the Trust may consolidate, merge or amalgamate with or into any other legal entity if (i) the legal entity which results from such consolidation, merger or amalgamation is organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia, (ii) the due and punctual performance and observation of all of the covenants in this Agreement, the Trust Guaranty and the Subordination Agreement to be performed or observed by the Trust are expressly assumed in writing by the surviving Person and the surviving Person shall furnish to the holders of the Notes an opinion of counsel satisfactory to the Required Holders to the effect that the instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of the surviving Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and except that equitable remedies lie in the discretion of a court and may be unenforceable, and (iii) at the time of such consolidation, merger or amalgamation and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder); and
          (f) the Trust may sell or otherwise dispose of all or substantially all of its assets to any Person for consideration which represents the fair market value of such assets (as determined in good faith by the Board of Directors of the Company), at the time of such sale or other disposition if (i) the acquiring Person is organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia, (ii) the due and punctual performance and observance of all of the covenants in this Agreement, the Trust Guaranty and the Subordination Agreement to be performed or observed by the Trust are expressly assumed in writing by the acquiring Person and the acquiring Person shall furnish to the holders of the Notes an opinion of counsel satisfactory to the Required Holders to the effect that the instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of such acquiring Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and except that equitable remedies lie in the discretion of a court and may be unenforceable, and (iv) at the time of such sale or disposition and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder).
     Section 10.7. Sale of Assets. Except as otherwise expressly permitted by Section 10.6, the Company will not, and will not permit the Trust or any other Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of, any assets of the Trust or any Restricted Subsidiary to any Person, except that:
          (a) the Trust and Restricted Subsidiaries may make any Permitted Disposition;
          (b) the Trust and Restricted Subsidiaries may sell, lease, transfer or otherwise dispose of any of their assets to any Person; provided that:
          (i) such assets are sold, leased, transferred or disposed of for proceeds not less than their fair market value at the time of such disposition (as determined by a Senior Financial Officer in the case of any sale, lease, transfer or disposition of assets the fair market value of which does not exceed Can. $[REDACTED] and as determined by the Board of Directors of the Company in the case of any sale, lease, transfer or disposition of assets the fair market value of which equals or exceeds Can. $[REDACTED]),
          (ii) (1) such assets, plus

          (2) all other assets of the Trust and Restricted Subsidiaries sold, leased, transferred or otherwise disposed of (other than pursuant to clause (a) of this Section 10.7) during the twelve-month period consisting of the fiscal quarter in which such disposition occurs and the previous three fiscal quarters of the Trust (the “Disposition Year"), in each transaction measured by the sale proceeds, in the case of a sale, and the greater of book value or fair market value, in the case of a lease, transfer or other disposition, less
          (3) all Eligible Reinvestments made by the Trust and Restricted Subsidiaries during the Disposition Year, and less
          (4) all optional payments on account of principal of the Notes and principal of other Senior Pro Rata Debt ranking at least pari passu with the Notes made by the Trust and Restricted Subsidiaries during the Disposition Year (so long as such payments have been made to the holders of Notes pursuant to Section 8.2 pro rata with the holders of other Senior Pro Rata Debt based on the outstanding principal amounts thereof, provided that any holder of the Notes may, by notice in writing to the Company waive the requirement that it receive its pro rata share of any such prepayment to be made on account of the Notes), do not represent more than [REDACTED]% of Consolidated Tangible Assets, determined as at the end of the Trust’s most recently completed fiscal quarter immediately prior to such sale, lease, transfer or other disposition, and
          (iii) no Default or Event of Default would exist immediately after such disposition is effected (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder), and
          (c) the Trust and Restricted Subsidiaries may sell, lease, transfer or otherwise dispose of any of their assets to any Person in excess of the 15% limitation set out in clause (b) of this Section 10.7; provided that:
          (i) such assets are sold, leased, transferred or disposed of for proceeds equal to or greater than their fair market value at the time of such disposition (as determined by a Senior Financial Officer in the case of any sale, lease, transfer or disposition of assets the fair market value of which does not exceed Can. $[REDACTED] and as determined by the Board of Directors of the Company in the case of any sale, lease, transfer or disposition of assets the fair market value of which equals or exceeds Can. $[REDACTED]), and
          (ii) no Default or Event of Default would exist immediately after such disposition is effected (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder), and and provided further that at least one of the following conditions is met:
          (iii) an amount equal to the proceeds in excess of the 15% permitted in clause (b) of this Section 10.7 (the “Excess Cash Proceeds"), to the extent not applied to prepayment of Senior Pro Rata Debt in accordance with clause (iv) below or deposited in a Collateral Account in accordance with clause (v) below, is reinvested in Eligible Reinvestments within 180 days after the date of the transaction giving rise thereto, or
          (iv) an amount equal to the Excess Cash Proceeds, to the extent not reinvested in Eligible Reinvestments in accordance with clause (iii) above, or deposited in a Collateral Account in accordance with clause (v) below, is applied within 180 days after the date of the transaction giving rise thereto to the pro rata prepayment of all Notes (including the Make-Whole Amount) and other Senior Pro Rata Debt ranking at least pari passu with the payment obligations of the Company under the Notes (to the extent that such prepayment of Senior Pro Rata Debt is not prohibited by the terms of any agreement creating or evidencing such Senior Pro Rata Debt or by any Applicable Law), or
          (v) an amount equal to the Excess Cash Proceeds, to the extent not already reinvested in Eligible Reinvestments in accordance with clause (iii) above or applied to prepayment of Senior Pro Rata Debt in accordance with clause (iv) above, is deposited in a Collateral Account within 180 days after the date of the transaction giving rise thereto.
For the purposes of this clause (c):
          (a) a holder of Notes shall, within 15 Business Days of receiving a notice of prepayment from the Company pursuant to Section 8.2 hereof in respect of clause (iv) above, elect either (A) to accept such prepayment on the foregoing terms, or (B) to decline such prepayment, failing which election such holder shall be deemed to have accepted such prepayment on the foregoing terms. If such prepayment is declined by a holder of Notes, the portion of the Excess Cash Proceeds offered for prepayment of the Notes and so declined shall thereupon be deemed to have been reinvested in Eligible Reinvestments pursuant to clause (iii) above and, to the extent deposited in the Collateral Account, shall be released therefrom. The balance of such Excess Cash Proceeds shall be applied to a prepayment on account of other Senior Pro Rata Debt to the extent such prepayment is not prohibited by the terms of any agreement creating or evidencing such Senior Pro Rata Debt or by any Applicable Law;
          (b) the pro rata portion of any Excess Cash Proceeds to be prepaid to the holders of Notes shall be determined by multiplying the Excess Cash Proceeds in question by a fraction, the numerator of which is the aggregate principal amount of the Notes then outstanding, and the denominator of which is all Senior Pro Rata Debt which the Company is not prohibited by contract or Applicable Law from prepaying, and which ranks at least pari passu with the Notes; and
          (c) the Company shall, until any Excess Cash Proceeds are reinvested, applied to the payment of Senior Pro Rata Debt or collateralized pursuant to one or more of clauses (iii), (iv) or (v) above, keep such Excess Cash Proceeds segregated in a separate deposit account in the name of the Company with a Significant Bank.
     Section 10.8. Transactions with Affiliates. The Company will not, and will not permit the Trust or any other Restricted Subsidiary to, enter into directly or indirectly any transaction or Material group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Trust or a Restricted Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of the Trust’s or such Restricted Subsidiary’s business and upon fair and reasonable terms no less favorable to the Trust or such Restricted Subsidiary than would be obtainable in a comparable arm’s-length transaction with a Person not an Affiliate.
     Section 10.9. Noteholder Consent for Certain Amendments. Without the prior written consent of each Noteholder, the Company will not, and will not permit the Trust or any other Restricted Subsidiary to, modify, vary, restate, replace or otherwise amend the Trust Indenture, the Bank Subordination Agreement or the Royalty Indenture or take any action thereunder where the effect of any such modification, variation, restatement, replacement, other amendment or action (a) would cause or could result in a Default or Event of Default or (b) could reasonably be expected to have a Material Adverse Effect.
Section 11. Events of Default.
          An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:
                  (a) the Company defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or
                  (b) the Company defaults in the payment of any interest on any Note or any Tax Indemnity Amount for more than five Business Days after the same becomes due and payable; or
                  (c) the Company defaults in the performance of or compliance with any term contained in Sections 10.1 through 10.7 or the Company or the Trust, as applicable, defaults in the performance of or compliance with any term contained in Sections 2.2, 2.3, 2.4, 4.2, 5.1, 5.3 or 5.4 of the Subordination Agreement; or

          (d) the Company or the Trust defaults in the performance of or compliance with any term contained herein (other than those referred to in paragraphs (a), (b) or (c) of this Section 11), in the Trust Guaranty or in the Subordination Agreement, as the case may be, and such default is not remedied within 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this paragraph (d) of Section 11); or
          (e) any representation or warranty made in writing by or on behalf of the Company or the Trust or by any officer of the Company or the Trust in this Agreement, the Trust Guaranty or the Subordination Agreement, as the case may be, or in any writing furnished in connection with the transactions contemplated hereby or thereby proves to have been false or incorrect in any material respect on the date as of which made, and the facts or circumstances which caused such representation or warranty to have been false or incorrect are not remedied within 20 days after the earlier of (i) a Responsible Officer obtaining actual knowledge thereof and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this paragraph (e) of Section 11); or
          (f) (i) the Trust or any Restricted Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Debt that is outstanding in an aggregate principal amount of at least U.S. $[REDACTED] beyond any period of grace provided with respect thereto, or (ii) the Trust or any Restricted Subsidiary is in default in the performance of or compliance with any term of any evidence of any Debt in an aggregate outstanding principal amount of at least U.S. $[REDACTED] or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of any such default or condition such Debt has become, or has been declared, due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Debt to convert such Debt into equity interests), (x) the Trust or any Restricted Subsidiary has become obligated to purchase or repay Debt before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least U.S. $[REDACTED], or (y) one or more Persons have the right to require the Trust or any Restricted Subsidiary so to purchase or repay such Debt; or
          (g) the Trust Guaranty or the Subordination Agreement shall cease to be in full force and effect for any reason whatsoever, including, without limitation, a determination by any Governmental Authority that the Trust Guaranty or the Subordination Agreement is invalid, void or unenforceable or any party to any such agreement shall contest or deny in writing the validity or enforceability of any of its obligations thereunder;

          (h) the Trust or any Restricted Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee, liquidator, sequestrator or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate or legally equivalent action for the purpose of any of the foregoing; or
          (i) a court or governmental authority of competent jurisdiction enters an order appointing, without consent by the Trust or any Restricted Subsidiary, a custodian, receiver, trustee, liquidator, sequestrator or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Trust or any Restricted Subsidiary, or any such petition shall be filed against the Trust or any Restricted Subsidiary, and such petition shall not be dismissed within 60 days; or
          (j) a final judgment or judgments for the payment of money aggregating in excess of U.S. $[REDACTED] are rendered against one or more of the Trust or any Restricted Subsidiary (other than in respect of Non-Recourse Debt, where any such judgement is obtained in order to allow realization on Liens over a Non-Recourse Project), and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or
          (k) if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under Section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA Section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Trust or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate “amount of unfunded benefit liabilities” (within the meaning of Section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed U.S. $2,000,000, (iv) the Trust or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Trust or any ERISA Affiliate withdraws from any Multiemployer Plan, (vi) the Trust or any Restricted Subsidiary terminates or winds up any Non-U.S. Pension Plan in a manner which could result in the imposition of a Lien on any property of the Trust or any Restricted Subsidiary pursuant to any law, or (vii) the Trust or any Restricted Subsidiary establishes or amends any employee welfare benefit plan (as defined in Section 3 of ERISA) that provides post-employment welfare benefits in a manner that would increase the liability of the Trust or any Restricted Subsidiary thereunder; and any such event or events described in clauses (i) through (vii) of this Section 11(k), either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect.
As used in Section 11(k), the terms “employee benefit plan” and “employee welfare benefit plan” shall have the respective meanings assigned to such terms in Section 3 of ERISA.
Section 12. Remedies on Default, Etc.
     Section 12.1. Acceleration. (a) If an Event of Default with respect to the Company described in paragraph (h) or (i) of Section 11 (other than an Event of Default described in clause (i) of paragraph (h) or described in clause (vi) of paragraph (h) by virtue of the fact that such clause encompasses clause (i) of paragraph (h)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.
          (b) If any other Event of Default has occurred and is continuing, any holder or holders of 51% or more in principal amount of the Notes at the time outstanding may at any time at its or their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.
          (c) If any Event of Default described in paragraph (a) or (b) of Section 11 has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.
          Upon any Note’s becoming due and payable under this Section 12.1, whether automatically or by declaration, such Note will forthwith mature and the entire unpaid principal amount of such Note, plus (i) all accrued and unpaid interest thereon and (ii) the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Company and the Trust, each for itself, acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for), and that the provision for payment of a Make-Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.
     Section 12.2. Other Remedies. If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.
     Section 12.3. Rescission. At any time after any Notes have been declared due and payable pursuant to clause (b) or (c) of Section 12.1, the holders of not less than 55% in principal amount of the Notes then outstanding, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 17, and (c) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.
     Section 12.4. No Waivers or Election of Remedies, Expenses, Etc. No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder’s rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Company under Section 15, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys’ fees, expenses and disbursements.
Section 13. Registration; Exchange; Substitution of Notes.
     Section 13.1. Registration of Notes. The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary. The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.
     Section 13.2. Transfer and Exchange of Notes. Upon surrender of any Note at the principal executive office of the Company for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or its attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), the Company shall execute and deliver, at the Company’s expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, of the same series and in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1-A or Exhibit 1-B, as applicable. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than U.S. $500,000; provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than U.S. $1,000,000. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 6.2.
     Section 13.3. Replacement of Notes. Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and
          (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least U.S. $50,000,000, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or
          (b) in the case of mutilation, upon surrender and cancellation thereof, the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.
Section 14. Payments on Notes.
     Section 14.1. Place of Payment. Subject to Section 14.2, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in Calgary, Canada at the principal office of the Company in such jurisdiction. The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.
     Section 14.2. Home Office Payment. So long as you or your nominee shall be the holder of any Note, and notwithstanding anything contained in Section 14.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below your name in Schedule A, or by such other method or at such other address as you shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, you shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 14.1. The Company will make such payments in immediately available funds, no later than 11:00 a.m. New York, New York time on the date due. If for any reason whatsoever the Company does not make any such payment by such 11:00 a.m. transmittal time, such payment shall be deemed to have been made on the next following Business Day and such payment shall bear interest at the Default Rate set forth in the Note. Prior to any sale or other disposition of any Note held by you or your nominee you will, at your election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes of the same series pursuant to Section 13.2. The Company will afford the benefits of this Section 14.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by you under this Agreement and that has made the same agreement relating to such Note as you have made in this Section 14.2.
     Section 14.3. Payment Free and Clear of Taxes. (a) Each payment by the Company shall be made, under all circumstances, without setoff, counterclaim or reduction for, and free from and clear of, and without deduction for or because of, any and all present or future taxes, levies, imposts, duties, fees, charges, deductions, withholding, restrictions or conditions of any nature whatsoever (hereinafter called “Relevant Taxes”) imposed, levied, collected, assessed, deducted or withheld by the Government of Canada or any Provincial or other political subdivision of Canada or by the government of any other country or jurisdiction or any authority therein or thereof (other than the United States of America) from or through which payments hereunder or on or in respect of the Notes are actually made (each a “Taxing Jurisdiction”), unless such imposition, levy, collection, assessment, deduction, withholding or other restriction or condition is required by law. If the Company is required by law to make any payment under this Agreement subject to such deduction, withholding or other restriction or condition, then the Company shall forthwith (a) pay over to the government or taxing authority imposing such tax the full amount required to be deducted, withheld from or otherwise paid by the Company (including the full amount required to be deducted or withheld from or otherwise paid by the Company in respect of the Tax Indemnity Amounts (as defined below)), and (b) pay each holder of the Notes such additional amounts (“Tax Indemnity Amounts”) as may be necessary in order that the net amount of every payment made to each holder of Notes, after provision for payment of such Relevant Taxes (including any required deduction, withholding or other payment of tax on or with respect to such Tax Indemnity Amounts), shall be equal to the amount which such holder would have received had there been no imposition, levy, collection, assessment, deduction, withholding or other restriction or condition. Notwithstanding the provisions of this Section 14.3, no such Tax Indemnity Amounts shall be payable (i) to any holder of the Notes which is liable for any tax, assessment or other governmental charge by reason of it being or having been effectively connected to Canada for any reason or in any capacity other than solely as a holder of a Note, (ii) for or on account of any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure of the holder to complete, execute and deliver to the Company any form or document to the extent applicable to such holder that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by the Company in order to enable the Company to make payments pursuant to this Section 14.3 without deduction or withholding for taxes, assessments or governmental charges, or with deduction or withholding of such lesser amount, which form or document shall be delivered within one hundred twenty (120) days of a written request therefor by the Company, or (iii) in the case where such holder is not a resident (within the meaning of the United States-Canada Tax Convention (1980), as amended)) of the United States of America, the Company shall not be obligated to pay any such Tax Indemnity Amount to such holder in excess of the amount which the Company would have been obligated to pay hereunder if such holder were resident in the United States of America for the purposes of such treaty. If in connection with the payment of any such Tax Indemnity Amounts, any holder of the Notes that is a United States person within the meaning of the Code or a foreign person engaged in a trade or business within the United States of America, incurs taxes imposed by the United States of America or any political subdivision or taxing authority therein (“United States Taxes”) on such Tax Indemnity Amounts, the Company shall pay to such holder of the Notes such further amount as will insure that the net amount actually received by that holder of the Notes (taking into account any withholding or deduction in respect of any such further amount) is equal to the amount which such holder of the Notes would have received after all United States Taxes on such Tax Indemnity Amounts and on any further amount had such withholding or deduction not been made.
          (b) If the Company makes payment of Tax Indemnity Amounts and a recipient thereof subsequently receives a cash refund in respect thereof from the governmental body to which the Relevant Taxes giving rise to the Tax Indemnity Amount were paid (a “Tax Refund”), and such recipient is able to identify the Tax Refund as being attributable to the Relevant Taxes with respect to which the Tax Indemnity Amounts are paid, then such recipient shall, to the extent that it can do so without prejudice to the retention of the amount of such Tax Refund or the right of such recipient to obtain any other relief or allowance available to it, reimburse the Company such amount as it shall determine to be the proportion of the Tax Refund as will leave such recipient, after the reimbursement, in no worse position than such recipient would have been in if payment of the Tax Indemnity Amounts had not been required. Such recipient may charge to the Company (and may deduct from amounts reimburseable to the Company hereunder) a fee reasonably determined by such recipient to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to the Company. The foregoing notwithstanding, nothing in this Section 14.3 shall restrict the right of any recipient to arrange its tax affairs as it shall think fit or require any recipient to disclose any information regarding its tax affairs or any computation pursuant hereto which, in such recipient’s judgment, constitutes confidential information.
Section 15. Expenses, Etc.
     Section 15.1. Transaction Expenses. Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys’ fees of a special counsel and, if reasonably required, local or other counsel) incurred by you and each Other Purchaser or holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement, the

Notes, the Trust Guaranty or the Subordination Agreement (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, the Notes, the Trust Guaranty or the Subordination Agreement, or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Notes, the Trust Guaranty or the Subordination Agreement, or by reason of being a holder of any Note, (b) the costs and expenses, including financial advisors’ fees, incurred in connection with the insolvency or bankruptcy of the Trust, the Company or any Restricted Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby, by the Notes, by the Trust Guaranty or by the Subordination Agreement and (c) the fees and costs incurred in connection with the initial filing of this Agreement and all related documents and financial information and all subsequent annual and interim filings of documents and financial information related to this Agreement, with the Securities Valuation Office of the National Association of Insurance Commissioners or any successor organizations succeeding to the authority thereof. The Company will pay, and will save you and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those retained by you).
     Section 15.2. Survival. The obligations of the Company under this Section 15 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement, the Notes, the Trust Guaranty or any Subordination Agreement, and the termination of this Agreement.
Section 16. Survival of Representations and Warranties; Entire Agreement.
     All representations and warranties contained herein shall survive the execution and delivery of this Agreement, the Notes, the Trust Guaranty and the Subordination Agreement, the purchase or transfer by you of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of you or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement shall be deemed representations and warranties of the Company or the Trust, as the case may be, pursuant to this Agreement, the Trust Guaranty or the Subordination Agreement. Subject to the preceding sentence, this Agreement, the Notes, the Trust Guaranty and the Subordination Agreement embody the entire agreement and understanding between you and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.
Section 17. Amendment and Waiver.
     Section 17.1. Requirements. This Agreement, the Notes, the Trust Guaranty and the Subordination Agreement may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company or the Trust, as the case may be, and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Sections 1, 2.1, 3, 4, 5, 6 or 21 hereof, or any defined term (as it is used therein), will be effective as to you unless consented to by you in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver, (iii) amend any of Sections 8, 11(a), 11(b), 12, 14.3, 17 or 20, or (iv) reduce or alter the scope of the Trust Guaranty or amend Sections 3, 8 or 12 thereof or release the Trust from liability under the Trust Guaranty.
     Section 17.2. Solicitation of Holders of Notes.
          (a) Solicitation. The Company will provide each holder of the Notes (irrespective of the amount or series of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes, the Trust Guaranty or the Subordination Agreement. The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 17 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.
          (b) Payment. The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any holder of any series of Notes as consideration for or as an inducement to the entering into by any holder of Notes of any waiver or amendment of any of the terms and provisions hereof or of the Trust Guaranty or the Subordination Agreement unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to the holders of each series of Notes then outstanding even if such holder did not consent to such waiver or amendment.
     Section 17.3. Binding Effect, Etc. Any amendment or waiver consented to as provided in this Section 17 applies equally to all holders of each series of Notes and is binding upon them and upon each future holder of any Note of any series and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Company and the holder of any Note of any series nor any delay in exercising any rights hereunder or under any Note of any series the Trust Guaranty or the Subordination Agreement shall operate as a waiver of any rights of any holder of such Note. As used herein, the term “this Agreement” and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.
     Section 17.4. Notes Held by Company, Etc. Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this

Agreement, the Notes, the Trust Guaranty or the Subordination Agreement or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes of any series directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.
Section 18. Notices.
          All notices and communications provided for hereunder shall be in writing and sent (a) by telefacsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (with charges prepaid). Any such notice must be sent:
          (i) if to you or your nominee, to you or it at the address specified for such communications in Schedule A, or at such other address as you or it shall have specified to the Company in writing,
          (ii) if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing,
          (iii) if to the Company, to the Company at its address set forth at the beginning hereof to the attention of Chief Financial Officer, or at such other address as the Company shall have specified to the holder of each Note in writing, or
          (iv) if to the Trust, to the Trust at Petro-Canada Centre, East Tower, 2900, 111-5th Avenue S.W., Calgary, Alberta, Canada T2P 3Y6 to the attention of Chief Financial Officer, or such other address as the Company shall have specified to the holder of each Note in writing.
Notices under this Section 18 will be deemed given only when actually received.
Section 19. Reproduction of Documents.
          This Agreement, the Trust Guaranty and the Subordination Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by you at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to you, may be reproduced by you by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and you may destroy any original document so reproduced. The Company agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by you in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This Section 19 shall not prohibit the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.
Section 20. Confidential Information.
          For the purposes of this Section 20, “Confidential Information” means information delivered to you by or on behalf of the Trust or any of its Subsidiaries in connection with the transactions contemplated by or otherwise pursuant to this Agreement, the Trust Guaranty or the Subordination Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by you as being confidential information of the Trust or any of its Subsidiaries; provided that such term does not include information that (a) was publicly known or otherwise known to you prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by you or any Person acting on your behalf, (c) otherwise becomes known to you other than through disclosure by the Trust or any of its Subsidiaries or (d) constitutes financial statements delivered to you under Section 7.1 that are otherwise publicly available. You will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by you in good faith to protect confidential information of third parties delivered to you; provided that you may deliver or disclose Confidential Information to (i) your directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by your Notes), (ii) your financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 20, (iii) any other holder of any Note, (iv) any Institutional Investor to which you sell or offer to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 20), (v) any Person from which you offer to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 20), (vi) any Canadian or United States Federal, Provincial or State regulatory authority having jurisdiction over you, (vii) the U.S. National Association of Insurance Commissioners or any similar organization, or any nationally recognized rating agency that requires access to information about your investment portfolio or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to you, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which you are a party or (z) if an Event of Default has occurred and is continuing, to the extent you may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under your Notes and this Agreement. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 20 as though it were a party to this Agreement. On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this Section 20.

Section 21. Substitution of Purchaser.
          You shall have the right to substitute any one of your Affiliates as the purchaser of the Notes that you have agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both you and such Affiliate, shall contain such Affiliate’s agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6. Upon receipt of such notice, wherever the word “you” is used in this Agreement (other than in this Section 21), such word shall be deemed to refer to such Affiliate in lieu of you. In the event that such Affiliate is so substituted as a purchaser hereunder and such Affiliate thereafter transfers to you all of the Notes then held by such Affiliate, upon receipt by the Company of notice of such transfer, wherever the word “you” is used in this Agreement (other than in this Section 21), such word shall no longer be deemed to refer to such Affiliate, but shall refer to you, and you shall have all the rights of an original holder of the Notes under this Agreement.
Section 22. Miscellaneous.
     Section 22.1. Currency of Payments, Indemnification. Any payment made by the Company to any holder of the Notes or for the account of any such holder in respect of any amount payable by the Company hereunder or under the Notes shall be made in U.S. Dollars. Any amount received or recovered by such holder other than in U.S. Dollars (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the Company or otherwise) in respect of any such sum expressed to be due hereunder or under the Notes shall constitute a discharge of the Company only to the extent of the amount of U.S. Dollars which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so). If the amount of U.S. Dollars so purchased is less than the amount of U.S. Dollars expressed to be due hereunder or under the Notes, the Company shall indemnify such holder in U.S. Dollars against any loss sustained by such holder as a result, and in any event, the Company shall indemnify such holder against the cost of making any such purchase. These indemnities shall constitute a separate and independent obligation from the other obligations herein and in the Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder and under any Note or any judgment or order and shall survive the payment of the Notes and the termination of this Agreement.
     Section 22.2. Time. Time shall be of the essence of this Agreement. The mere lapse of the time provided for the Company to perform its obligations or the arrival of the term shall automatically create a default, without any notice being required.
     Section 22.3. Maximum Rate. In no event shall any interest or fee to be paid hereunder or under a Note exceed the maximum rate permitted by Applicable Law. In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under Applicable Law. It is further agreed that any excess actually received by a holder of a Note shall be credited against the principal of the Notes (or, if the principal shall have been or would thereby be paid in full, the remaining amount shall be credited or paid to the Company).
     Section 22.4. Accrual. All interest (including interest on overdue interest) payable by the Company hereunder and under the Notes shall accrue from day to day, computed as provided herein, and shall be payable after as well as before maturity, demand, default and judgment.
     Section 22.5. Interest Act (Canada). Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months. Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.
     Section 22.6. Deemed Reinvestment. The theory of “deemed reinvestment” shall not apply to the computation of interest and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments. Calculation of interest shall be made using the nominal rate method, and not the effective rate method, of calculation.
     Section 22.7. Judgment Interest. To the extent permitted by law, Section 6 of the Judgment Interest Act (Alberta) is hereby waived and shall not apply to this Agreement or the Notes.
     Section 22.8. Successors and Assigns. All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.
     Section 22.9. Payments Due on Non-Business Days. Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day.
     Section 22.10. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

     Section 22.11. Construction. Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.
     Section 22.12. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.
     Section 22.13. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta and the laws of Canada applicable therein.
     Section 22.14. Submission to Jurisdiction. The Company agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with the aforesaid documents and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any holder of a Note to take proceedings in any other jurisdictions, whether concurrently or not. The Company agrees that final judgment in any such suit, action or proceeding brought in such courts shall be conclusive and binding upon it and may be enforced against it in the courts of Canada (or any other courts to the jurisdiction of which it or its property is subject) by a suit upon such judgment, provided that it does not waive any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment.
* * * * *

     If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterpart of this Agreement and return it to the Company, whereupon the foregoing shall become a binding agreement between you, the Trust and the Company.

Very truly yours,

Pengrowth Corporation

By	(Signed) Its

By	(Signed) Its
By its execution hereof, the Trust acknowledges receipt of a copy of this Agreement and all documents referred to herein and understands the obligations of the Company hereunder. The Trust consents, covenants and agrees for itself and its Restricted Subsidiaries (other than the Company, which is bound hereby as set forth above) to be bound by each term and provision of this Agreement which relates to the Trust and such Restricted Subsidiaries and covenants and agrees to take all such action as may be necessary or appropriate in order to cause and permit compliance by the Company with the terms and provisions of this Agreement and the Notes. The Trust hereby further covenants and agrees that it will not, nor will permit any of such Restricted Subsidiaries to, take any action or fail to take any action which would result in the Company being in breach of any term or provision of this Agreement or the Notes.

Pengrowth Energy Trust, by its trustee
Computershare Trust Company of Canada

By	(Signed) Its

By	(Signed) Its

Accepted as of                                                             .

[Variation]

By	(Signed) Its

Information Relating to Purchasers
[REDACTED]
Schedule A
(to Note Purchase Agreement)

Defined Terms
     As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:
     “Affiliate” means, at any time, and with respect to any Person, (a) any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and (b) any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Trust or any Restricted Subsidiary or any corporation of which the Trust and its Restricted Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests. As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Trust.
     “Applicable Law” means any and all Canadian and United States federal, provincial, state and local laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, license agreements or governmental restrictions applicable to the matter in question.
     “Bank Facility” means that certain Credit Agreement dated as of July 9, 2002 among the Company, the Trust, Royal Bank of Canada, as administrative agent, and the Lenders which are parties thereto, as from time to time supplemented, amended, restated, renewed or replaced.
     “Bank Subordination Agreement” means that certain Amended and Restated Subordination Agreement dated as of April 23, 2003 between Royal Bank of Canada, Computershare Trust Company of Canada, as trustee of Pengrowth Energy Trust pursuant to the Trust Indenture and as trustee for and on behalf of the Royalty Unitholders and the Trust Unitholders pursuant to the Royalty Indenture, and the Company, as the same may from time to time be modified, supplemented or amended as and to the extent permitted by Section 10.9.
     “Business Day” means (a) for the purposes of Section 8.7 only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in Calgary, Alberta, Canada or New York, New York are required or authorized to be closed.
     “Can. $” or “Cdn. Dollars” shall mean lawful money of Canada in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of Canada that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.
Schedule B
(to Note Purchase Agreement)

     “Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.
     “Closing” is defined in Section 3.
     “Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.
     “Collateral Account” shall mean a Canadian or U.S. Dollar account established and maintained in Canada by the Company (at its own expense) with a Significant Bank in respect of which the Company has executed and delivered a Security Agreement Re: Collateral Account in a form acceptable to the Required Holders creating a first security interest in favor of the holders of the Notes (or if the Trust is so contractually obligated, Senior Pro Rata Debt), and has delivered to the holders of the Notes a favorable opinion of counsel satisfactory to the Required Holders as to the legality, validity and enforceability thereof and non-conflict with laws and applicable charter or organizational documents, and as to such other matters as the Required Holders require.
     “Company” means Pengrowth Corporation, a corporation formed under the laws of the Province of Alberta.
     “Confidential Information” is defined in Section 20.
     “Consolidated EBITDA” for any period means, without duplication, the sum of (a) Consolidated Net Income during such period plus (to the extent deducted in determining Consolidated Net Income), (b) all provisions for federal, provincial or other income and capital taxes made by the Trust and its Restricted Subsidiaries during such period, (c) all provisions for depletion, depreciation and amortization (other than amortization of debt discount) made by the Trust and its Restricted Subsidiaries during such period, (d) Consolidated Interest Expense during such period, and (e) non-cash items.
     “Consolidated Interest Expense” of the Trust and its Restricted Subsidiaries on a consolidated basis for any period means, without duplication, all interest (including the interest component of Capital Leases as determined in accordance with GAAP) and all amortization of debt discount and expense on all Consolidated Total Debt (including, without limitation, payment-in-kind, zero coupon and other like Securities); provided that for purposes of this definition, if any Person (or the assets of any Person) is acquired by the Trust or a Restricted Subsidiary (whether by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation such that it becomes a Restricted Subsidiary (or assets of the Trust or a Restricted Subsidiary), Debt in respect of such acquisition shall be deemed to have been incurred on and as of the first day of such calculation period; and if any Restricted Subsidiary (or the assets thereof) is disposed of by the Trust or a Restricted Subsidiary (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation such that it ceases to a Restricted Subsidiary (or the assets cease to be owned by the Trust or a Restricted

Subsidiary), Debt relating to the entity or assets disposed of shall be deemed to have been repaid on and as of the first day of such calculation period.
     “Consolidated Net Income” for any period means, without duplication, consolidated net income (or loss) of the Trust and its Restricted Subsidiaries on a consolidated basis, after excluding extraordinary gains and losses, and after excluding all net income (or loss) attributable to Non-Recourse Projects, all determined in accordance with GAAP; provided that for purposes of this definition, if any Person (or the assets of any Person) is acquired by the Trust or a Restricted Subsidiary (whether by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation such that it becomes a Restricted Subsidiary (or assets of the Trust or a Restricted Subsidiary), such acquisition shall be deemed to have been made on and as of the first day of such calculation period; and if any Restricted Subsidiary (or the assets thereof) is disposed of by the Trust or a Restricted Subsidiary (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation such that it ceases to a Restricted Subsidiary (or the assets cease to be owned by the Trust or a Restricted Subsidiary), such disposition shall be deemed to have been made on and as of the first day of such calculation period.
     “Consolidated Net Worth” means, without duplication and as of the date of any determination thereof, the sum of trust unitholders’ equity as shown on the most recent consolidated balance sheet of the Trust, all determined in accordance with GAAP, after deducting all items constituting Non Recourse Projects and Non-Recourse Debt.
     “Consolidated Priority Debt” means, without duplication, all Priority Debt of the Trust and its Restricted Subsidiaries determined on a consolidated basis after eliminating inter-company items.
     “Consolidated Tangible Assets” mean, without duplication, as of the date of any determination thereof, the total assets of the Trust and its Restricted Subsidiaries appearing on the most recent consolidated balance sheet of the Trust prepared in accordance with GAAP as at such date of determination, after eliminating all intercompany transactions and all amounts properly attributable to goodwill, patents, trademarks and other similarly classified intangible assets; for clarification, any expenditures on property, plant and equipment not in excess of fair market value at the time incurred shall not be characterized as similarly classified intangible assets for the purposes of this definition.
     “Consolidated Total Debt” means, without duplication, all Debt of the Trust and its Restricted Subsidiaries, determined on a consolidated basis after eliminating inter-company items.
     “Consolidated Total Established Reserves” means, without duplication, the sum of (a) 100% of the Present Value of Consolidated Total Proven Reserves of the Trust and its Restricted Subsidiaries and (b) 50% of the Present Value of Consolidated Total Probable Reserves of the Trust and its Restricted Subsidiaries.

     “Consolidated Total Probable Reserves” means, without duplication, the aggregate of all Probable Reserves of the Trust and its Restricted Subsidiaries as contained in the then Current Reserve Report, adjusted to exclude those Probable Reserves that are subject to Liens not expressly permitted by clauses (a) through (m) and clause (o) of Section 10.4.
     “Consolidated Total Proven Reserves” means, without duplication, the aggregate of all Proven Reserves of the Trust and its Restricted Subsidiaries as contained in the then Current Reserve Report, adjusted to exclude those Proven Reserves that are subject to Liens not expressly permitted by clauses (a) through (m) and clause (o) of Section 10.4.
     “Crown” mean the federal government of Canada and government of any of its provinces and territories.
     “Current Reserve Report” means the evaluation report with respect to the crude oil, natural gas liquids and natural gas reserves of the Trust and its Restricted Subsidiaries, of which at least 70% of the PV12 Value of the Consolidated Total Established Reserves have been evaluated by the Independent Engineer using their price forecasts in effect at that time (any remainder of which may be evaluated by the Independent Engineer, or by the Company’s inhouse or outside engineers, in any case using the same price forecasts of the Independent Engineer in effect at that time, as aforesaid), delivered by the Company pursuant to Section 7.1(g), or, at the Company’s option, delivered subsequent thereto (by way of a new report or an addition to, or composite of, the previous report) for the purpose of reflecting any changes to Probable Reserves and Proven Reserves that have taken place or will take place prior to the date on which any calculation based on the Current Reserve Report is to be effective.
     “Debt” with respect to any Person means, at any time, without duplication,
     (a) its liabilities for borrowed money determined in accordance with GAAP;
     (b) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);
     (c) all liabilities appearing on its balance sheet in accordance with GAAP in respect of Capital Leases;
     (d) all liabilities for borrowed money secured by any Lien on any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);
     (e) all liabilities in respect of acceptances or letters of credit, other credit enhancement instruments or other instruments serving a similar function issued or created for its account and reimbursement obligations in respect of credit enhancement instruments which in any case are, in substance, financial guarantees (whether or not representing obligations for borrowed money); and

     (f) any Guaranty of such Person with respect to liabilities of a type described in any of clauses (a) through (e) of this definition;
provided that in connection with any calculation of Debt of such Person, there shall be excluded therefrom Subordinated Debt and Non-Recourse Debt of such Person, and there shall be included all obligations of such Person of the character described in clauses (a) through (f) of this definition to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP.
     “Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.
     “Default Rate” means, with respect to a series of Notes, that rate of interest that is the greater of (i) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the Notes of such series or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York as its “base” or “prime” rate.
     “Disposition Year” is defined in Section 10.7(b)(ii).
     “Eligible Reinvestments” means any of the following:
     (a) expenditures to explore and develop the existing petroleum and/or natural gas properties of the Trust and its Restricted Subsidiaries in Canada or the continental United States of America (including Alaska), and
     (b) investments (whether by purchase, exchange of other properties, or other outlay, and whether direct or by acquisition of Equity Interests) to acquire or improve property, plant or equipment in the upstream oil and gas business and situate in such areas.
     “Environmental Laws” means any and all Canadian and United States federal, provincial, state and local laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of human health or the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes or Hazardous Materials, air emissions and discharges to waste or public systems.
     “Equity Interests” means in the case of a corporation, shares of capital stock of any class or series, including warrants, rights, participating interests or options to purchase or otherwise acquire any class or series of capital stock or Securities exchangeable for or convertible into any class or series of capital stock, and in the case of any other Person or entity shall mean any class or series of partnership interests, units, membership interests or like interests constituting equity, and in the case of each of the foregoing, any part or portion thereof or participation in any of the foregoing.

     “ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.
     “ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under Section 414 of the Code.
     “Event of Default” is defined in Section 11.
     “Exchange Act” means the Securities Exchange Act of 1934 (United States), as amended.
     “GAAP” means generally accepted accounting principles as in effect from time to time in Canada.
     “Governmental Authority” means
     (a) the government of
     (i) Canada or any provincial or other political subdivision thereof, or
     (ii) the United States of America or any state or other political subdivision thereof, or
     (iii) any jurisdiction in which the Trust or any Restricted Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Trust or any Restricted Subsidiary, or
     (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.
     “Guaranty” means, without duplication and with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Debt, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:
     (a) to purchase such Debt or obligation or any property constituting security therefor;
     (b) to advance or supply funds (i) for the purchase or payment of such Debt or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Debt or obligation;

     (c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Debt or obligation of the ability of any other Person to make payment of the Debt or obligation; or
     (d) otherwise to assure the owner of such Debt or obligation against loss in respect thereof.
In any computation of the Debt or other liabilities of the obligor under any Guaranty, the Debt or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.
     “Hazardous Material” means any and all pollutants, toxic or hazardous wastes or any other substances, including all substances listed in or regulated under any Environmental Law, that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, regulated, prohibited or penalized by any applicable law (including, without limitation, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls).
     “holder” means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 13.1.
     “Independent Engineer” means Gilbert Lausten Jung & Associates Ltd. or any other firm of independent petroleum engineers of recognized North American standing retained by the Company to evaluate its Proven Reserves and Probable Reserves.
     “Institutional Investor” means (a) any original purchaser of a Note, (b) any holder of a Note holding more than 5% of the aggregate principal amount of the Notes then outstanding, and (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.
     “Lien” means, without duplication and with respect to any Person, any mortgage, lien, pledge, fixed or floating charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person.
     “Make-Whole Amount” is defined in Section 8.7.
     “Material” means material in relation to the business, operations, financial condition, assets or properties of the Trust and the Restricted Subsidiaries taken as a whole.
     “Material Adverse Effect” means a material adverse effect on (a) the business, operations, financial condition, assets or properties of the Trust and its Restricted Subsidiaries taken as a whole, or (b) the ability of the Trust and the Company taken as a whole to perform their respective obligations under this Agreement, the Notes, the Trust Guaranty or the Subordination Agreement, or (c) the validity or enforceability of this Agreement, the Notes, the Trust Guaranty or the Subordination Agreement.
     “Memorandum” is defined in Section 5.3.
     “Multiemployer Plan” means any Plan that is a “multiemployer plan” (as such term is defined in Section 4001(a)(3) of ERISA).
     “Non-Recourse Debt” means, in respect of a Person, Debt incurred by such Person to finance the acquisition, construction or development of a Non-Recourse Project where the recourse of the lender of such Debt (or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such Debt) or any judgment in respect of such Debt is limited, in all circumstances (other than in respect of false or misleading representations, warranties and covenants (but not including, for greater certainty, any covenant to pay such Non-Recourse Debt) customary in limited recourse financing, in respect of which the lender’s recourse is against such Person on an unsecured basis) to a Non-Recourse Project acquired, constructed or developed and in respect of which such Debt has been incurred.
     “Non-Recourse Project” means the acquisition, construction or development of previously undeveloped or newly acquired assets forming an economic unit capable of generating sufficient cash flow, based on the reasonable assumptions of the Company, to cover the operating costs and debt service required to finance the undertaking relating to such assets over a period of time which is less than the projected economic life of the assets and includes any commercial operation for which such assets were so acquired, constructed or developed and which is subsequently carried on with such assets by such economic unit.
     “Non-U.S. Pension Plan” means any plan, fund, or other similar program established or maintained outside the United States of America by the Trust and its Restricted Subsidiaries primarily for the benefit of employees of the Trust and its Restricted Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides for retirement income for such employees or a deferral of income for such employees in contemplation of retirement and is not subject to ERISA or the Code.
     “Notes” is defined in Section 1.
     “Officer’s Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.
     “Other Agreements” is defined in Section 2.1.
     “Other Purchasers” is defined in Section 2.1.
     “PBGC” means the United States Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

     “Permitted Disposition” means, as at any particular time, any of the following dispositions of the assets of the Trust or any Restricted Subsidiary:
     (a) a transfer or other disposition of oil and gas properties (and related tangibles) resulting from any pooling, unit or farmout arrangement entered into in the ordinary course of its business and in accordance with sound industry practice when, in the reasonable judgment of the Company, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such oil and gas properties, and provided that the Trust or such Restricted Subsidiary receives in exchange therefor cash, the benefit of drilling expense equipping costs, oil and gas rights and/or tangibles which have a reasonably comparable fair market value to the oil and gas rights and tangibles, if any, so disposed of,
     (b) a transfer or other disposition in the ordinary course of business of current production from oil and gas properties;
     (c) a transfer or other disposition of tangible personal property that is obsolete, no longer useful for its intended purpose, or is being replaced in the ordinary course of business;
     (d) the abandonment, surrender or termination of any petroleum and natural gas rights in accordance with sound industry practice; and
     (e) a disposition by the Trust to a Wholly-owned Restricted Subsidiary or by a Restricted Subsidiary to the Trust or to another Wholly-owned Restricted Subsidiary.
     “Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.
     “Plan” means an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Trust or any ERISA Affiliate or with respect to which the Trust or any ERISA Affiliate may have any liability.
     “Present Value of Consolidated Total Probable Reserves” means the present value of the estimated future net cash flow, discounted at an annual rate of 10%, of the Consolidated Total Probable Reserves as shown in the then Current Reserve Report, based on the escalating price forecast used by the Independent Engineer as of the date of the Current Reserve Report in their most recently published price forecasts.
     “Present Value of Consolidated Total Proven Reserves” means the present value of estimated future net cash flow, discounted at an annual rate of 10%, of the Consolidated Total Proven Reserves as shown in the then Current Reserve Report, based on the escalating price forecast used by the Independent Engineer as at the date of the Current Reserve Report in their most recently published price forecasts.
     “Priority Debt” means, without duplication, (a) any Debt of the Trust or the Company secured by Liens created or incurred within the limitations of Section 10.4(s) and (b) any Debt of any Restricted Subsidiary other than the Company (but excluding Debt of any Restricted Subsidiary that is a party to a Guaranty of the Debt evidenced by the Notes in form and substance acceptable to the holders of 100% of the outstanding principal amount of the Notes and the obligee or beneficiary of such Restricted Subsidiary’s Debt is a party to an Intercreditor Agreement which absolutely and unconditionally provides that all proceeds realized from any payment by any such Restricted Subsidiary are to be shared equally and ratably by the holders of the Notes and such obligee or beneficiary and otherwise in a form acceptable to the holders of 100% of the outstanding principal amount of the Notes).
     “Probable Reserves” means those quantities of oil, natural gas and natural gas by-products which are determined to be “Probable Reserves” by the Independent Engineer in accordance with standard Canadian industry practice.
     “property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.
     “Proven Reserves” means those quantities of oil, natural gas and natural gas by-products which are determined to be “Proven Reserves” by the Independent Engineer in accordance with standard Canadian industry practice.
     “QPAM Exemption” means Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor.
     “Relevant Taxes” is defined in Section 14.3(a).
     “Required Holders” means, at any time, the holders of at least 51% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Trust or any of its Affiliates).
     “Responsible Officer” means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement.
     “Restricted Payment” in respect of any Person means, without duplication:
     (a) royalties and other payments pursuant to the Royalty Indenture;
     (b) dividends or other distributions or payments on or in respect of any class or series of capital stock or other Equity Interests of such Person (except distributions payable solely in such class or series of stock or other Equity Interest);

     (c) the purchase, retirement, redemption or acquisition, directly or indirectly, of any class or series of such capital stock or other Equity Interests or of warrants, rights or other options to purchase or acquire any class or series of such capital stock or other Equity Interests or of any participating interest factor relating to any class or series of capital stock or other Equity Interests (other than for consideration consisting solely of shares of such class or series of capital stock or other Equity Interests, as the case may be);
     (d) the return, directly or indirectly, of capital by such Person to the holder or holders of any class or series of capital stock or other Equity Interests of such Person;
     (e) any other payment or distribution, directly or indirectly, on or in respect of any class or series of capital stock or other Equity Interests of such Person; or
     (f) any payment, prepayment, redemption or purchase, whether required or optional, of or in respect of interest, premium, if any, or principal of any Subordinated Debt;
provided that in no event shall any payment by the Trust or a Restricted Subsidiary to the Trust Manager of management fees for managing the assets of the Trust and its Restricted Subsidiaries constitute or be deemed to constitute a Restricted Payment.
     “Restricted Subsidiary” means any Subsidiary (a) of which more than 80% (by number of votes) of the Voting Equity Interests is beneficially owned, directly or indirectly, by the Trust or by one or more Restricted Subsidiaries and (b) which is designated on the date of Closing as a Restricted Subsidiary on Schedule 5.4 or which is subsequently designated as a Restricted Subsidiary pursuant to Section 9.8; provided that the Company shall in any and all events remain a Wholly-owned Restricted Subsidiary of the Trust. Unless the context otherwise clearly requires, any reference to a “Restricted Subsidiary” is a reference to a “Restricted Subsidiary” of the Trust.
     “Royalty Indenture” means that certain Amended and Restated Royalty Indenture dated April 23, 2002, being an amendment and restatement of the Royalty Indenture dated December 2, 1988, as amended by nine successive Supplemental Royalty Indentures, between the Company and Computershare Trust Company of Canada, as trustee, as the same may from time to time be further supplemented, amended or restated.
     “Securities Act” means the Securities Act of 1933 (United States), as amended from time to time.
     “Security” shall have the same meaning as in Section 2(1) of the Securities Act.
     “Senior Debt” means all Debt of the Company which is not expressed to be subordinate or junior in rank to any other Debt of the Company.

     “Senior Financial Officer” means the chief financial officer, the vice president of finance, the treasurer or the controller of the Company.
     “Senior Pro Rata Debt” shall mean all Debt of the Company under or in connection with (a) this Agreement and the Notes, and (b) the Bank Facility. For certainty, obligations (contingent or not) under Guaranties of Senior Pro Rata Debt shall, without duplication, be considered to be Senior Pro Rata Debt.
     “Series A Notes” is defined in Section 1.
     “Series B Notes” is defined in Section 1.
     “Significant Bank” means any bank (other than one to which the Trust or a Restricted Subsidiary is indebted) organized under the laws of Canada or the United States, having capital, surplus and undivided profits aggregating at least U.S. $500,000,000 (or its equivalent in Canadian Dollars) and having outstanding senior unsecured indebtedness that is rated “A” or better by Standard and Poor’s Ratings Group, a division of McGraw-Hill, Inc. a New York corporation, or “A2” or better by Moody’s Investors Services, Inc.
     “Source” is defined in Section 6.2.
     “Subordinated Debt” means, without duplication, any Debt of the Trust or any Restricted Subsidiary owing to the Trust or any of its Restricted Subsidiaries or Affiliates which by its express terms provides that it is (a) expressly subordinated in right of payment to the Notes pursuant to a subordination agreement substantially in the form of the Subordination Agreement or otherwise in a form and substance acceptable to the holders of 100% of the outstanding principal amount of the Notes, (b) shall have a stated maturity date later than the maturity date of the Notes, (c) shall not provide for or permit any required payments or prepayments thereof, and (d) expressly provides that any optional payment or prepayment of principal, interest, premium or other amounts due with respect thereto may only be made in compliance with the requirements of Section 10.5.
     “Subordination Agreement” is defined in Section 2.3.
     “Subsidiary” means, as to any Person, any corporation, association, trust or other business entity in which such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries (unless such partnership can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Trust.

     “Tax” means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature that is imposed by any Governmental Authority or any taxing authority thereof.
     “Tax Indemnity Amounts” is defined in Section 14.3(a).
     “Tax Refund” is defined in Section 14.3(b).
     “Taxing Jurisdiction” is defined in Section 14.3(a).
     “Trust” is defined in Section 2.2.
     “Trust Guaranty” is defined in Section 2.2.
     “Trust Indenture” means that certain Amended and Restated Trust Indenture dated April 23, 2002, being an amendment and restatement of the Trust Indenture dated December 2, 1988, as amended by ten successive Supplemental Trust Indentures, between the Company and Computershare Trust Company of Canada, as trustee, as the same may from time to time be further supplemented, amended or restated.
     “Trust Manager” means Pengrowth Management Limited, an Alberta corporation, or any other Person from time to time selected by the Board of Directors of the Company to manage the assets of the Trust and its Restricted Subsidiaries.
     “United States Taxes” is defined in Section 14.3(a).
     “Unrestricted Subsidiary” means any Subsidiary of the Trust which is not a Restricted Subsidiary.
     “U.S. $” or “U.S. Dollars” shall mean lawful money of the United States of America in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.
     “Voting Equity Interests” means, without duplication, Equity Interests of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors (or Persons performing similar functions).
     “Wholly-owned Restricted Subsidiary” means, at any time, any Restricted Subsidiary one hundred percent (100%) of all of the Equity Interests (except directors’ qualifying shares) and voting interests of which are owned by any one or more of the Trust and the Trust’s other Wholly-owned Restricted Subsidiaries at such time.

Schedule 5.4
Subsidiaries
Pursuant to Section 5.4(a)(i):
     Unrestricted Subsidiaries of the Trust:
     [REDACTED]

		Class(es) of	Percentage Held
		Issued and	by Trust and
		Outstanding	each Other
Name	Jurisdiction	Capital Stock	Subsidiary
Pursuant to Section 5.4(a)(ii):
     Affiliates of the Trust
     None.
Pursuant to Section 5.4(a)(iii):
     Directors and Senior Officers of the Company
Directors:

James S. Kinnear	John B. Zaozirny
Calgary, Alberta	Calgary, Alberta

Francis G. Vetsch	Thomas A. Cumming
Calgary, Alberta	Calgary, Alberta

Stanley H. Wong	Michael A. Grandin
Calgary, Alberta	Calgary, Alberta
Senior Officers:

James S. Kinnear	Robert B. Hodgins
President, Director and Chief Executive Officer	Chief Financial Officer

Gordon M. Anderson	Henry D. McKinnon
Vice President	Vice President, Operations

Lynn Kis	Charles V. Selby
Vice President, Engineering	Corporate Secretary

Christopher G. Webster	Lianne Bigham
Treasurer	Controller
Schedule 5.4
(to Note Purchase Agreement)

Financial Statements
     1. Annual Consolidated Financial Statements of Pengrowth Energy Trust for the year ended December 31, 2002.
     2. United States SEC Form F-10 for Pengrowth Energy Trust and the annual and interim financial statements contained therein.
Schedule 5.5
(to Note Purchase Agreement)

Existing Debt
Pursuant to the Bank Facility:
1.	long term syndicate borrowing in an amount equal to Can. $352,000,000

2.	issued letters of credit in an amount equal to Can. $33,500,000
Total Debt: Can. $385,500,000
3.	[REDACTED]
Schedule 5.15
(to Note Purchase Agreement)

Form of Series A Note
Pengrowth Corporation
4.93% Senior Note, Series A, Due April 23, 2010

No.	Date
U.S. $	PPN C7208# AA 6
     For Value Received, the undersigned, Pengrowth Corporation (herein called the “Company”), a body corporate incorporated under the laws of the Province of Alberta, hereby promises to pay to                                         , or registered assigns, the principal sum of _________
________ United States Dollars on April 23, 2010, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 4.93% per annum from the date hereof, payable semiannually, on the twenty-third day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 6.93% or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York, as its “base” or “prime” rate.
     Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgement. The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.
     Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.
Exhibit 1-A
(to Note Purchase Agreement)

     This Note is one of the 4.93% Senior Notes, Series A, due April 23, 2010 (the “Series A Notes”) of the Company in the aggregate principal amount of U.S. $150,000,000 which, together with the Company’s U.S. $50,000,000 aggregate principal amount of 5.47% Senior Notes, Series B, due April 23, 2013 (the “Series B Notes”; said Series B Notes together with the Series A Notes being hereinafter referred to collectively as the “Notes”) issued pursuant to separate Note Purchase Agreements dated as of April 23, 2003 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representation set forth in Section 6.2 of the Note Purchase Agreements.
     This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.
     Pengrowth Energy Trust, a closed-end trust formed in accordance with the laws of the Province of Alberta, has absolutely and unconditionally guaranteed payment in full of the principal of Make-Whole Amount, if any, and interest on this Note, all as contemplated by Section 2.2 of the Note Purchase Agreements.
     This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.
     If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.
     This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

Pengrowth Corporation

By
[Title]

1-A-2

Form of Series B Note
Pengrowth Corporation
5.47% Senior Note, Series B, Due April 23, 2013

No.	Date
U.S. $	PPN C7208# AB 4
     For Value Received, the undersigned, Pengrowth Corporation (herein called the “Company”), a body corporate incorporated under the laws of the Province of Alberta, hereby promises to pay to                                         , or registered assigns, the principal sum of _________
_________ United States Dollars on April 23, 2013, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 5.47% per annum from the date hereof, payable semiannually, on the twenty-third day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 7.47% or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York, as its “base” or “prime” rate.
     Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgement. The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.
     Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.
Exhibit 1-B
(to Note Purchase Agreement)

     This Note is one of the 5.47% Senior Notes, Series B, due April 23, 2013 (the “Series B Notes”) of the Company in the aggregate principal amount of U.S. $50,000,000 which, together with the Company’s U.S. $150,000,000 aggregate principal amount of 4.93% Senior Notes, Series A, due April 23, 2010 (the “Series A Notes”; said Series A Notes together with the Series B Notes being hereinafter referred to collectively as the “Notes”) issued pursuant to separate Note Purchase Agreements dated as of April 23, 2003 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representation set forth in Section 6.2 of the Note Purchase Agreements.
     This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.
     Pengrowth Energy Trust, a closed-end trust formed in accordance with the laws of the Province of Alberta, has absolutely and unconditionally guaranteed payment in full of the principal of Make-Whole Amount, if any, and interest on this Note, all as contemplated by Section 2.2 of the Note Purchase Agreements.
     This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.
     If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.
     This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

Pengrowth Corporation

By
[Title]

1-B-2